HUDBAY

and

MANAGEMENT INFORMATION CIRCULAR

APRIL 07, 2025

HUDBAY MINERALS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the "Meeting") of Hudbay Minerals Inc. ("Hudbay") will be held by way of a virtual meeting, accessible at https://meetings.lumiconnect.com/400-977-863-046, on Tuesday, May 20, 2025 at 10:00 a.m. (Eastern Time), for the following purposes:

1. to receive Hudbay's audited consolidated financial statements for the years ended December 31, 2024 and 2023 and the auditor's report thereon;

2. to elect the directors of Hudbay;

3. to appoint Deloitte LLP as Hudbay's auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor's remuneration;

4. to consider and, if deemed appropriate, to approve a non-binding advisory resolution on executive compensation; and

5. to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the "Matters to be Acted Upon at the Meeting" in Hudbay's Management Information Circular dated April 7, 2025 (the "Circular").

Important Notice Regarding the Availability of Proxy Materials for the Meeting

We are using "notice and access" to deliver to shareholders the Circular, Hudbay's audited consolidated financial statements for the years ended December 31, 2024 and 2023 and management's discussion and analysis related thereto and any other proxy-related materials (collectively, the "Proxy-Related Materials") by providing electronic access to such documents instead of mailing paper copies.  Notice and access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing, paper and postage.

The Proxy-Related Materials are available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219 and under our profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.  Please be sure to review the Circular before voting.

Should you wish to receive a paper copy of the Proxy-Related Materials or if you have any questions about notice and access, please contact our transfer agent, TSX Trust Company, by toll-free telephone at 1-866-600-5869 or by email at tsxtis@tmx.com. Paper copies of the Proxy-Related Materials will be made available free of charge. A paper copy will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting and within one year of the date the Proxy-Related Materials were filed on SEDAR+.  If you wish to receive a paper copy of any of these documents before the May 15, 2025 proxy cutoff, please contact TSX Trust Company by May 8, 2025.

Important Notice Regarding the Virtual Meeting

Hudbay is once again holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an opportunity to participate at the Meeting.

Shareholders may vote their common shares online or by mail according to the directions on the form of proxy or voting instruction form, as applicable. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-977-863-046. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting. However, such non-registered shareholders may still attend the Meeting as guests.

Shareholders who are unable to attend the virtual Meeting are requested to complete, date, sign and return their form of proxy so that as large a representation as possible may be had at the Meeting.

Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or voting instruction form as proxyholder (including a non-registered shareholder who wishes to appoint themselves as proxyholder) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form.  These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form.  Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a Control Number to participate in the Meeting and only being able to attend as a guest.

Hudbay's Board of Directors has fixed the close of business on March 31, 2025 as the record date, being the date for the determination of the registered shareholders entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof.  Shareholders who acquire common shares after March 31, 2025 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.

Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay's transfer agent, TSX Trust Company, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 10:00 a.m. (Eastern Time) on May 15, 2025 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy. Note that non-registered shareholders should ensure that their voting instruction form is submitted in accordance with the timeline provided therein, which may be a date prior to the deadline on which proxies must be deposited.

DATED at Toronto, Ontario this 7th day of April, 2025.

By Order of the Board of Directors

Cheryl Fiebelkorn
Assistant Corporate Secretary

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LETTER TO SHAREHOLDERS FROM THE CHAIR OF THE BOARD

Dear Shareholder,

On behalf of the Board of Directors, I would like to invite you to attend Hudbay's virtual annual and special meeting of shareholders that will be held on Tuesday, May 20, 2025 at 10:00 am (ET).

This will be my first shareholders' meeting as Chair of Hudbay's Board and I am very pleased to lead the Board as we oversee the company's next stage of growth. I was appointed Chair in January 2025 after Stephen A. Lang stepped down from the role due to health reasons. I wanted to personally thank Steve for his leadership and valuable contributions as Hudbay's Chair over the past five years. We are grateful that Steve elected to remain on the Board as an independent director and he is a director nominee again this year.

Strong Operating and Financial Performance

Hudbay had another successful year in 2024 driven by our enhanced operating platform. We delivered strong copper production, record gold production and industry-leading cost performance, which together with our exposure to higher copper and gold prices, resulted in record financial results.

In Peru, we continued to benefit from strong and consistent mill throughput and the contribution of high-grade ore at Pampacancha. We are evaluating opportunities to further increase mill throughput and deliver stable copper production even after Pampacancha is depleted. We also achieved a significant step in the drill permitting process for our Maria Reyna and Caballito satellite exploration properties with the approval of our environmental impact assessment applications, and we expect to have our drill permits later in 2025.

In Manitoba, we achieved many key milestones in 2024 as we surpassed a total of one million ounces of gold produced at Snow Lake and we delivered record annual gold production. This success has exceeded our own expectations and was driven by our ability to operate the New Britannia mill well above nameplate capacity and the team's focus on continuous improvement. We also executed our largest ever exploration program in Snow Lake, advanced our tailings reprocessing projects in Flin Flon and prioritized building strong relationships with Indigenous communities.

In British Columbia, since completing the acquisition of Copper Mountain in 2023, Hudbay has implemented plans to stabilize the operations through mining fleet ramp-up activities and increased mill reliability and performance. We also recently announced the acquisition of the remaining 25% interest in Copper Mountain to consolidate 100% ownership and increase our exposure to this high-quality copper asset. We are now focused on progressing our optimization strategies and improving mill throughput performance through high-return capital projects.

Transformed Balance Sheet

The significant free cash flow generation from our enhanced operating platform and the proceeds from our successful US$400 million equity offering allowed us to transform our balance sheet in 2024.  We reduced net debt by over 50% (to US$512 million), achieving the lowest leverage position in more than a decade, and we now have the lowest leverage ratio among our peers. We also improved our financial flexibility by extending our revolving credit facilities to 2028. We are well-positioned to advance our many attractive growth opportunities and continue to prudently allocate capital to maximize risk-adjusted returns.

Advancing the Fully Permitted Copper World Project

We continued to make great strides with the development of our Copper World project in Arizona. We received the Aquifer Protection Permit in August 2024, and the Air Quality Permit in January 2025, meaning that all major state-level permits that are required for the development, construction and operation of Copper World have been received. In addition, we commenced our minority joint venture process in early 2025 to seek a long-term, like-minded business partner for the project, and we continue to advance our definitive feasibility study activities as we work towards a potential sanctioning decision in 2026. Copper World will be a significant contributor to the U.S. domestic copper supply chain, and once in production, it will add more than 50% growth in Hudbay's consolidated copper production.

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Governance and Board Updates

On the recommendation of our Corporate Governance and Nominating Committee, in 2024, we engaged an independent consulting firm to carry out a comprehensive board effectiveness review, as part of an enhanced Board evaluation process. In addition, the Corporate Governance and Nominating Committee thoroughly reviewed the Board's skills matrix and recommended certain updates to reflect the skills and experiences that it considered most important to the effectiveness of the Board and the Board's role in overseeing the execution of Hudbay's business plans and strategy.

After considering the updated skills matrix and future composition of the Board following the departures of Carol T. Banducci and Igor A. Gonzales, the Corporate Governance and Nominating Committee embarked on a search for up to two new directors with the desired skills and experience. After completing this evaluation and search process, John Armstrong was added as a new director nominee at this year's shareholders' meeting.

I would like to personally recognize and thank Ms. Banducci and Mr. Gonzales for their valuable contributions to Hudbay over the past number of years. I would also like to welcome John Armstrong as a new director nominee. John has the leadership, skills and experience to further strengthen the Board and support the execution of Hudbay's business strategy, and his nomination demonstrates our commitment to Board renewal and effectiveness.

Sustainability and Community Initiatives

Hudbay continues to focus on operating safely and sustainably in line with Hudbay's Purpose Statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities."

Sustainability initiatives are a priority of Hudbay, and the Board and its Environmental, Health, Safety and Sustainability ("EHSS") Committee oversee our strategies relating to health and safety, environmental and climate-related matters and community and stakeholder relations. To bolster our climate-related governance structure, in 2024, Hudbay's senior management team formed an ESG Steering Committee to review key sustainability topics, processes and disclosures. In addition, we continued to prioritize strong relationships with Indigenous and other local communities in each of our operating locations and to find opportunities to share the economic and social benefits that our operations bring to each region. For further information on these initiatives, we encourage shareholders to read our 2024 annual report, which will be published in the second quarter of 2025 and be made available on our website at www.hudbay.com.

* * *

In closing, I'd like to thank all our people for their contributions to Hudbay's successes in 2024 and recognize the continued strong support of our shareholders and the communities where we operate. Our Shareholder Engagement Policy expresses our Board's ongoing interest in meeting with key shareholders to discuss specific matters of interest and concern, and we look forward to continuing our emphasis on shareholder engagement opportunities in the coming year, including at our upcoming meeting on May 20, 2025.

We encourage you all to vote at our 2025 annual and special meeting of shareholders.

* * *

Sincerely,

David S. Smith

Chair of the Board of Directors

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MANAGEMENT INFORMATION CIRCULAR

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Hudbay Minerals Inc. for use at the Annual and Special Meeting of Shareholders (the "Meeting") to be held on Tuesday, May 20, 2025 at 10:00 a.m. (Eastern Time), or at any postponement or adjournment thereof.  The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") that accompanies this Circular.

The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast at https://meetings.lumiconnect.com/400-977-863-046. Shareholders will not be able to attend the Meeting in person.  A summary of the information shareholders will need to attend and participate at the Meeting online is provided in this Circular.

References in this Circular to "we", "us", "our" and similar terms, as well as references to "Hudbay", the "Company" and the "Corporation", refer to Hudbay Minerals Inc. and references to "Board" refer to our board of directors.  Unless otherwise indicated, the information in this Circular is given as at April 7, 2025 and all dollar references in this Circular are to Canadian dollars, unless otherwise stated.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

● If you are a registered holder of our common shares (each, a "Hudbay Share"), a form of proxy has been sent to you that you can use to vote in advance of the Meeting, or you may vote online at our virtual Meeting on May 20, 2025, as described in this Circular.  The form of proxy is also available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219, and under our profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

● If you are a non-registered holder of Hudbay Shares and your Hudbay Shares are held by an intermediary (such as a broker or financial institution), you will receive a voting instruction form ("VIF") and should follow the instructions provided with such form.

To reduce printing and mailing costs and waste, Hudbay will use the "notice and access" delivery model ("Notice and Access") to conduct the solicitation of proxies in connection with this Circular.  Proxies may also be solicited by telephone or another form of correspondence.  The cost of preparing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by us.  Hudbay will also pay the fees and costs of intermediaries for their services in transmitting proxy-related material in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101").  This cost is expected to be nominal.

NOTICE AND ACCESS

Hudbay is using Notice and Access for both registered and non-registered owners of Hudbay Shares, which allows the Company to furnish proxy materials online to shareholders instead of mailing paper copies of such materials.  Using Notice and Access, the Company can deliver proxy-related materials by (i) posting this Circular (and other proxy related materials) on a website other than SEDAR+ and (ii) sending a notice informing shareholders that this Circular and proxy related materials have been posted and explaining how to access such materials (the "N&A Notice").

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On or around April 16, 2025, the Company will send to holders of Hudbay Shares as of the record date a notice package containing the N&A Notice and the relevant voting document (a form of proxy or VIF, as applicable).  The N&A Notice will contain basic information about the Meeting and the matters to be voted on, instructions on how to access the proxy materials, including this Circular and Hudbay's audited consolidated financial statements for the years ended December 31, 2024 and 2023 and management's discussion and analysis related thereto (together with this Circular, the "Proxy-Related Materials"), an explanation of the Notice and Access process and details of how to obtain a paper copy of the Proxy-Related Materials upon request at no cost.

The Proxy-Related Materials are available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219, and under our profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.  Shareholders who want to receive a paper copy of the Proxy-Related Materials or who have questions about Notice and Access may contact our transfer agent, TSX Trust Company, by toll-free telephone at 1-866-600-5869 or by email at tsxtis@tmx.com.  In order to receive a paper copy in time to vote before the Meeting, requests should be received by May 8, 2025.

VOTING INFORMATION

VOTING MATTERS

At the Meeting, shareholders are voting on the:

● election of directors;

● appointment of our auditor for 2025 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration; and

● approval of a non-binding advisory resolution on executive compensation.

WHO CAN VOTE

The record date for the Meeting is March 31, 2025.  Our transfer agent has prepared a list, as of the close of business on the record date, of the registered shareholders.  A holder of Hudbay Shares whose name appears on such list is entitled to vote the shares on such list at the Meeting.  Each Hudbay Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

VOTING YOUR COMMON SHARES AND PARTICIPATING AT THE MEETING

This year we are once again holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an opportunity to participate at the Meeting.

Shareholders are strongly advised to carefully read the voting and participation instructions below that are applicable to them as well as the Virtual AGM User Guide attached as Schedule "C" to this Circular.

Registered Shareholders

If you were a registered shareholder on the record date, you may vote online at the virtual Meeting at https://meetings.lumiconnect.com/400-977-863-046. Click on 'I have a Control Number' and you will be prompted to enter your twelve-digit TSX Control Number and the password, which is: hudbay2025 (case sensitive).  You must be connected to the internet at all times to be able to vote at the virtual meeting and it is your responsibility to make sure you stay connected for the entire Meeting.  Registered shareholders on the record date who voted prior to the Meeting do not need to vote again during the Meeting.

Alternatively, you may give another person authority to represent you and vote your shares online at the virtual Meeting, as described below under the heading ''Voting Your Common Shares by Proxy''.

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If a registered shareholder would like to ask a question at the Meeting, login using your TSX Control Number and select the messaging icon. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

Non-Registered Shareholders

It is possible that your Hudbay Shares are registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution.  If your Hudbay Shares are registered in the name of an intermediary, you are a non-registered shareholder. Your intermediary is entitled to vote the Hudbay Shares held by it and beneficially owned by you on the record date.  However, it must first seek your instructions as to how to vote your Hudbay Shares or otherwise make arrangements so that you may vote your Hudbay Shares directly.  An intermediary is not entitled to vote the Hudbay Shares held by it without written instructions from the beneficial owner. As a non-registered shareholder, you may vote your Hudbay Shares through your intermediary or online at the virtual Meeting by taking the appropriate steps, which are the same for objecting beneficial owners ("OBO") and non-objecting beneficial owners ("NOBO") of Hudbay Shares. You are an OBO if you have not allowed your intermediary to disclose your ownership information to us. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

Please note that if you are a non-registered shareholder, regardless of whether you are a NOBO or an OBO, and you wish to vote online at the virtual Meeting, you will not be recognized at the Meeting for the purpose of voting Hudbay Shares registered in the name of an intermediary unless you appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75 (see "Appointing a Proxyholder" below).

In order to appoint yourself as proxyholder, you should follow the instructions on the VIF and, in so doing, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Hudbay Shares. You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the VIF well in advance of the May 15, 2025 deadline for the receipt of proxies.

If you are a non-registered shareholder and you would like to ask a question at the Meeting, login using the TSX Control Number you received when you appointed yourself a proxyholder and registered with our transfer agent, TSX Trust Company.  Questions can be submitted at any time during the Q&A session up until the Chair closes the session by using the messaging icon.  Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting, however such non-registered shareholders may still attend the Meeting as guests through the live webcast at https://meetings.lumiconnect.com/400-977-863-046.

NOBOs and OBOs

NOBOs and OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their Hudbay Shares.  Such non-registered shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote Hudbay Shares that they beneficially own.  The Proxy-Related Materials will be sent by the Company indirectly to NOBOs and the Company intends to pay for intermediaries to deliver proxy-related materials and Form 54-101F7 (the request for voting instructions) to OBOs, in accordance with NI 54-101.

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Technical Support

Shareholders who experience any technical issues on the LUMI platform either prior to or during the virtual meeting on May 20, 2025 should promptly contact LUMI directly, our virtual meeting provider, by visiting LUMI's support portal at support-ca@lumiglobal.com for common troubleshooting information or to use LUMI's virtual assistant to ask LUMI any related questions.

VOTING YOUR COMMON SHARES BY PROXY

If you will not be able to attend and vote online at the virtual Meeting, you may vote in advance by using the form of proxy or VIF that has been provided to you.  A proxy or VIF must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Hudbay's transfer agent, TSX Trust Company, prior to 10:00 a.m. (Eastern Time) on May 15, 2025, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Registered shareholders may provide their voting instructions by any of the following means:

● by mail to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 (a pre-paid, pre-addressed return envelope is enclosed);

● by courier to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1;

● by fax to +1-416-595-9593; or

● by internet at www.voteproxyonline.com.

Non-registered shareholders may provide their voting instructions by mail, by telephone or online at www.proxyvote.com by following the instructions provided to them in their VIF.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Hudbay Shares, or you can let your proxyholder decide for you.

All Hudbay Shares represented by properly completed proxies received by Hudbay's transfer agent, TSX Trust Company, no later than 10:00 a.m. (Eastern Time) on May 15, 2025 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted for, against or withheld from voting, in accordance with your instructions as specified in the proxy.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Hudbay Shares on your form of proxy, your proxyholder must vote your Hudbay Shares according to your instructions.  If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Hudbay Shares as he or she sees fit.  If neither you nor your proxyholder gives specific instructions, your Hudbay Shares will be voted as follows:

● FOR the election of each of the ten director nominees;

● FOR the appointment of Deloitte LLP as our auditor for 2025 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration; and

● FOR the non-binding advisory resolution approving our approach to executive compensation.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your Hudbay Shares.  You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Meeting.  To do so, simply fill in the proxyholder's name in the blank space provided on the enclosed form of proxy.  If you leave the space in the form of proxy blank, the persons designated in the form, who are our Board Chair and our President and Chief Executive Officer, respectively, are appointed to act as your proxyholder.

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Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or VIF as proxyholder (including a non-registered shareholder who wishes to appoint themselves as proxyholder) must carefully follow the instructions in the Circular and on their form of proxy or VIF. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75, after submitting their form of proxy or VIF.

Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a Control Number to vote and participate at the Meeting.  Such an unregistered proxyholder will only be able to attend the Meeting as a guest.

Revoking your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

● you may send another form of proxy (with a later date) to our transfer agent, TSX Trust Company, but it must reach the transfer agent no later than 10:00 a.m. (Eastern Time) on May 15, 2025 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

● you may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Corporate Secretary no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, by mail to Hudbay Minerals Inc., 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5, Attention: Corporate Secretary; or

● you may revoke your form of proxy in any other manner permitted by law.

If as a registered shareholder you are using your control number to log in to the Meeting, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting.  If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy.  If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot vote.

Only registered shareholders have the right to revoke a proxy.  Non-registered shareholders who wish to change their vote must make appropriate arrangements with their respective dealers or other intermediaries. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

ADDITIONAL MATTERS PRESENTED AT THE MEETING

The form of proxy or VIF confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof.  As of the date hereof, our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the VIF, your Hudbay Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

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You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Meeting.  If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, the Hudbay representatives named as proxies will vote in their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS

The Hudbay Shares are the only shares which entitle shareholders to vote at the Meeting.  The holders of Hudbay Shares are entitled to one vote per share.  The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued common shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at March 31, 2025, the record date for the Meeting, 394,999,072 Hudbay Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators on or before the date of this Circular, there are no persons as of April 7, 2025 who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Hudbay is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 promulgated under the U.S. Exchange Act.  Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE MEETING

1. FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2024 and 2023 and the auditor's report thereon will be presented at the Meeting.

2. ELECTION OF DIRECTORS

Our articles provide that the Board may consist of a minimum of six and a maximum of thirteen directors.

On the recommendation of the CGN Committee, the Board has determined to nominate each of the nine persons listed below for election as a director at the Meeting.  (See "Nominees for Election as Directors" below).

In late 2024, the CGN Committee considered the size, composition and effectiveness of the Board and other relevant factors and, on the recommendation of the CGN Committee, the then current Chair of the Board had a discussion with each of the individual directors to better understand potential retirement plans and to determine if any of them did not wish to stand for re-election at the Meeting. Following those discussions, the then current Chair of the Board confirmed that each of Ms. Banducci and Mr. Gonzales would not be standing for re-election at the Meeting. With this feedback, the CGN Committee formally embarked on a search for up to two replacement directors with the desired skills and experience, which culminated in its recommendation to nominate John Armstrong for election as a director at the Meeting.

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Mr. Armstrong is an accomplished leader with extensive experience as a financial advisor in the mining industry, particularly in the areas of business strategy, capital markets, mergers and acquisitions, finance and financial reporting, corporate governance, and risk management. We believe the addition of Mr. Armstrong will refresh and strengthen the Board in these key areas following Ms. Banducci's departure.

Hudbay wishes to thank Ms. Banducci and Mr. Gonzales for their years of dedicated service and valuable contributions to the Company. Ms. Banducci served as a member of the Board since 2017 and, during her time as a director, she acted as Chair of the Audit Committee from 2019 to 2024. Mr. Gonzales served as a member of the Board since 2013 and, during his time as a director, he was a longstanding member of the Environmental, Health, Safety and Sustainability Committee ("EHSS Committee") and Technical Committee and is the current Chair of the EHSS Committee.

The Board recommends that shareholders vote FOR the election of each of the nine nominees as directors.

Each director elected to the Board at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

Majority Voting Requirement and Advance Notice By-Law

As a corporation organized under the Canada Business Corporations Act (the "CBCA"), by statute, each of our directors must be elected by a majority of the votes cast for them. This rule only applies to an uncontested election of directors, being an election where the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

In addition, our Advance Notice By-Law (a copy of which is available on SEDAR+ at www.sedarplus.ca), ensures that all shareholders receive adequate notice of director nominations and sufficient time and information regarding nominees to make informed voting decisions.  The Advance Notice By-Law fixes a deadline by which holders of record of Hudbay Shares must submit director nominations to our secretary prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice for an effective nomination to occur.  Our Advance Notice By-Law is intended to facilitate an orderly and efficient process for the election of directors.

Eight of the nominees were elected as a director of Hudbay at our annual and special meeting of shareholders held on May 21, 2024 (the "2024 meeting").  We received proxies representing 222,039,348 Hudbay Shares in connection with the 2024 meeting representing approximately 63% of our outstanding common shares.

12 | 2025 HUDBAY MINERALS INC.

Based on these proxies, the eight incumbent nominees listed below received the following favourable votes cast by proxy:

Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
Jeane L. Hull	99.46%	218,904,619
Carin S. Knickel	99.29%	218,517,155
Peter Kukielski	99.80%	219,646,933
George E. Lafond	99.69%	219,406,938
Stephen A. Lang	98.76%	217,351,045
Colin Osborne	99.83%	219,713,395
Paula C. Rogers	93.83%	206,505,234
David S. Smith	99.35%	218,659,110

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the nine nominees whose names are set forth below:

John E. F. Armstrong

Jeane L. Hull

Carin S. Knickel

Peter Kukielski

George E. Lafond

Stephen A. Lang

Colin Osborne

Paula C. Rogers

David S. Smith

We do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

The following tables set forth biographical and other information on each proposed nominee.

2025 MANAGEMENT INFORMATION CIRCULAR | 13

JOHN E. F. ARMSTRONG

Principal Occupation: Corporate Director

Mr. Armstrong had a long career as a strategic advisor and subsequently held the position of CEO of Versamet Royalties, a private metals royalty and streaming company.

Prior to his time at Versamet, Mr. Armstrong spent many years with BMO Financial Group. Most recently, he held the position of Deputy Head of Investment Banking, BMO Capital Markets where he was responsible for shaping and executing the firm's investment banking strategy across its various industry verticals, and delivering corporate finance (equity underwriting, debt underwriting and corporate lending) and advisory solutions to clients. In this role, Mr. Armstrong was a member of BMO Capital Markets' executive committee and various capital commitment committees. He was also a member of BMO Financial Group's Performance Committee and its Leadership Council for Diversity & Inclusion.

Prior to his role as Deputy Head of Investment Banking, Mr. Armstrong was Co-Head of Mergers & Acquisitions, BMO Capital Markets where he was responsible for the firm's full suite of M&A advisory services in connection with mergers, acquisitions, divestitures, restructurings, buyouts, valuations, fairness opinions, governance and shareholder activism.

Mr. Armstrong holds a Bachelor of Commerce from the Sauder School of Business at the University of British Columbia and an MBA with Honours from the Rotman School of Management at the University of Toronto. Mr. Armstrong has also completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

Delta, British Columbia, Canada

Age	53

Director Since	New Nominee

Independent	Yes

Hudbay Shares Held(1)	Nil

Deferred Share Units Held	Nil

Total Value of Hudbay Shares and DSUs(2)	$Nil
2024 Hudbay Board & Committee Membership
N/A

Other Public Board Directorships(4)		Areas of Expertise/Experience(3):
MAG Silver Corp. (2025 to Present)		● Business Strategy, Capital Markets and M&A ● Finance and Financial Reporting ● Corporate Governance ● Human Resources / Executive Compensation ● Risk Management ● International Business	o Government Relations and Regulatory Affairs o Communities and Sustainability

14 | 2025 HUDBAY MINERALS INC.

JEANE L. HULL

Principal Occupation: Corporate Director

Ms. Hull has over 35 years of mining operational leadership and engineering experience, most notably holding the positions of Chief Operating Officer for Rio Tinto plc at the Kennecott Utah Copper Mine and Executive Vice President and Chief Technical Officer of Peabody Energy Corporation.  She also held numerous management, engineering and operations positions with Rio Tinto affiliates.  Prior to joining Rio Tinto, she held positions with Mobil Mining and Minerals and has additional environmental engineering and regulatory affairs experience in the public and private sectors.

In addition to her extensive mining experience, Ms. Hull has 10 years of independent director experience.  She currently serves as a member of the Board of Directors of Wheaton Precious Metals, Epiroc AB and Coeur Mining, Inc.  She previously served on the Boards of Trevali Mining Corporation, Copper Mountain Mining Corporation, Pretium Resources Inc., Interfor Corporation and Cloud Peak Energy Inc.  Ms. Hull also served on the Advisory Board for South Dakota School of Mines and Technology.

Scottsdale, Arizona, United States

Age	70

Director Since	2023

Independent	Yes

Hudbay Shares Held(1)	Nil

Deferred Share Units Held	23,475

Total Value of Hudbay Shares and DSUs(2)	$283,109
2024 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	7 of 8	88%

Technical Committee (Chair)	6 of 6	100%

Compensation and Human Resources Committee	4 of 4	100%

Environmental, Health, Safety and Sustainability Committee	3 of 3	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):

Wheaton Precious Metals Corp. (2023 to Present)

Coeur Mining, Inc. (2022 to Present)

Epiroc AB (2018 to Present)

Interfor Corporation (2014 to 2023)

Copper Mountain Mining Corp. (2022 to 2023)

Trevali Mining Corporation (2021 to 2022)

Pretium Resources Inc. (2019 to 2022)

● Health, Safety, Environment and Operations

● Project Development and Execution

● Mine Planning, Metallurgy and Geology

● Mining Industry

● Human Resources/ Executive Compensation

● International Business

o Business Strategy, Capital Markets and M&A o Finance and Financial Reporting o Government Relations and Regulatory Affairs o Communities and Sustainability o Corporate Governance o Risk Management

2025 MANAGEMENT INFORMATION CIRCULAR | 15

CARIN S. KNICKEL

Principal Occupation: Corporate Director

Ms.  Knickel has over 30 years' of experience in the energy industry, holding senior operating, planning and business development positions throughout her career in the US and Europe, and leading the integration of businesses, processes and people following transactions.

Ms. Knickel spent over 30 years at ConocoPhillips, the world's largest independent exploration and production company, where she most recently served as Corporate Vice President, Global Human Resources from 2003 until her retirement in May 2012.  She joined ConocoPhillips in 1979 and held various senior operating positions in wholesale marketing, refining, transportation and commercial trading as well as leadership roles in planning and business development throughout her career in the U.S. and Europe.  She also transformed the human resources function from a disparate organization of five pre-merger companies to a global shared-service organization, delivering more than US$30 million in merger synergies.  Prior to that, Ms. Knickel held roles as President of Specialty Businesses where she managed a portfolio of technology-based businesses with revenues of US$2.1 billion, and also served as Vice President, Carbon Businesses, where she was appointed to lead a start-up carbon fiber business, overseeing the first US$200 million demonstration plant.

Ms. Knickel currently serves as a director on the board of Vermilion Energy Inc.  She also formerly served as Chair of the Board of Trustees for the Colorado/Wyoming Chapter of the National Multiple Sclerosis Society.  She holds a Bachelor of Science, Marketing from the University of Colorado and a Master of Science in Management from the Massachusetts Institute of Technology.

Golden, Colorado, United States

Age	68

Director Since	2015

Independent	Yes

Hudbay Shares Held(1)	26,825

Deferred Share Units Held	265,590

Total Value of Hudbay Shares and DSUs(2)	$3,526,525
2024 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	7 of 8	88%

Corporate Governance and Nominating Committee (Chair)	2 of 2	100%

Compensation and Human Resources Committee	3 of 3	100%

Environmental, Health, Safety and Sustainability Committee	5 of 5	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
Vermillion Energy Inc. (2018 to Present) Whiting Petroleum Corp. (2015 to 2020)	● Health, Safety, Environment and Operations ● Corporate Governance ● Human Resources/ Executive Compensation ● Risk Management ● International Business	o Business Strategy, Capital Markets and M&A o Finance and Financial Reporting o Government Relations and Regulatory Affairs o Communities and Sustainability

16 | 2025 HUDBAY MINERALS INC.

PETER KUKIELSKI

Principal Occupation: President and Chief Executive Officer, Hudbay Minerals Inc.

Mr. Kukielski was appointed President and Chief Executive Officer in January 2020 after serving as Interim Chief Executive Officer since July 2019.  Mr. Kukielski has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors, having overseen operations across the globe for companies.

Mr. Kukielski was President and Chief Executive Officer of Nevsun Resources Ltd. from May 2017 until the acquisition of Nevsun in December 2018.  From 2013 to 2017, Mr. Kukielski was Chief Executive Officer of Amenka Resources, a private company backed by Warbug Pincus to invest in global mining assets.  From 2008 to 2013, he was the Chief Executive, Mining for ArcelorMittal, responsible for 27 operating mines and three major development projects, within 12 countries.  From 2006 to 2008, Mr. Kukielski was the Chief Operating Officer of Teck Resources, responsible for the copper, zinc, gold and the metallurgical coal operations and projects. From 2001 to 2006, he was with Falconbridge (originally Noranda) in senior roles, including Chief Operating Officer, and in years prior he had various increasingly senior roles with other major mining companies, including experience in engineering, commissioning and operating significant mines in a wide variety of international jurisdictions.

Mr. Kukielski has a Master's of Science degree in Civil Engineering from Stanford University in California.

Toronto, Ontario, Canada

Age	68

Director Since	2019

Independent	No

Hudbay Shares Held(1)	112,766

Deferred Share Units Held	190,450

Restricted Share Units Held	208,761

Performance Share Units Held	475,342

Total Value of Hudbay Shares and DSUs(2)	$11,907,068
2024 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	8 of 8	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
Cameco Corp. (New Nominee in 2025)* Norsk Hydro ASA (2019 to 2025)**

● Public Company CEO

● Business Strategy, Capital Markets and M&A

● Health, Safety, Environment and Operations

● Government Relations and Regulatory Affairs

● Project Development and Execution

● Mining Industry

● Corporate Governance

● Human Resources / Executive Compensation

● Risk Management

● International Business

o Finance and Financial Reporting o Communities and Sustainability o Mine Planning, Metallurgy and Geology

* Mr. Kukielski is standing for election for the first time as a nominee director, as publicly disclosed in Cameco Corp's management information circular in respect of its upcoming annual general meeting to be held on May 7, 2025.

** Mr. Kukielski has announced his intention to resign from the board of directors of Norsk Hydro ASA at its upcoming annual general meeting to be held on May 9, 2025.

2025 MANAGEMENT INFORMATION CIRCULAR | 17

GEORGE E. LAFOND

Principal Occupation: Independent Strategic Advisor

Mr. Lafond is a strategic advisor. He works primarily with businesses, educational institutions, and social and cultural organizations. Prior to this, his recent experience includes serving as the Treaty Commissioner of Saskatchewan. He was appointed to this role in 2012 by the Government of Canada. His responsibilities as Treaty Commissioner involved public education, neutral convening and dialogue with Treaty parties, and durable resolution of conflict relating to Treaty rights and responsibilities. He was reappointed in 2014, serving for two terms total, completed in 2016. Mr. Lafond has done lifelong work to promote and support local and community-led economic development efforts.

In his current business advisory capacity, Mr. Lafond's work spans a range of sectors, and includes both early-stage ventures and established corporations. In the education sector, Mr. Lafond's work includes being an advisor to the President of the Saskatchewan Indian Institute of Technology. There, he helped create the first Indigenous Innovation Accelerator of its kind in Saskatchewan. He also advises Headwater Learning Solutions' Indigenous Education Initiative: Vision 2032.

Mr. Lafond holds a Bachelor of Education degree from the University of Saskatchewan and undertakes ongoing professional development and training in business, administration, negotiation and economic prosperity.

Mr. Lafond is a citizen of the Saskatchewan Muskeg Lake Cree Nation in Treaty Six Territory, and works with the community to support reconciliation, wellness, economic development, and innovation.  In 2016 he received the Saskatchewan Order of Merit and in 2022, he received Queen Elizabeth II's Platinum Jubilee Medal.

Victoria, British Columbia, Canada

Age	66

Director Since	2022

Independent	Yes

Hudbay Shares Held(1)	Nil

Deferred Share Units Held	60,317

Total Value of Hudbay Shares and DSUs(2)	$727,423
2024 Hudbay Board & Committee Membership
Event	Meeting	Attendance
Board	8 of 8	100%

Corporate Governance and Nominating Committee	2 of 2	100%

Environmental, Health, Safety and Sustainability Committee	5 of 5	100%

Audit Committee	4 of 4	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
N/A	● Government Relations and Regulatory Affairs ● Communities and Sustainability ● Human Resources/ Executive Compensation	o Business Strategy, Capital Markets and M&A o Finance and Financial Reporting o Health, Safety, Environment and Operations o Corporate Governance o Risk Management International Business

18 | 2025 HUDBAY MINERALS INC.

STEPHEN A. LANG

Principal Occupation: Corporate Director

Mr. Lang has over 40 years of experience in the mining industry, including engineering, development and production at gold, copper, coal and platinum group metals operations.  He previously served as Hudbay's Board Chair and was Chief Executive Officer of Centerra Gold Inc. from 2008 to 2012 and served as Centerra's Board Chair from 2012 to 2019.  Mr. Lang has also held senior operating positions at Stillwater Mining Company, Barrick Gold Corporation, Rio Algom Limited and Kinross Mining Corporation.

Mr. Lang holds a Bachelor of Science degree and a Master's degree in mining engineering from the University of Missouri-Rolla.

Columbia, Missouri, United States

Age	69

Director Since	2019

Independent	Yes

Hudbay Shares Held(1)	65,000

Deferred Share Units Held	168,203

Total Value of Hudbay Shares and DSUs(2)	$2,812,428
2024 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	8 of 8	100%

Compensation and Human Resources Committee	7 of 7	100%

Technical Committee	6 of 6	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):

Hycroft Mining Holding Corporation (2021 to Present)

Argonaut Gold Inc. (2020 to 2024)

Bear Creek Mining Corporation (2018 to 2023)

International Tower Hill Mines Ltd. (2014 to 2023)

Alio Gold Inc. (2014 to 2020)

Centerra Gold Inc. (2007 to 2020)

● Public Company CEO

● Health, Safety, Environment and Operations

● Government Relations and Regulatory Affairs

● Project Development and Execution

● Mine Planning, Metallurgy and Geology

● Mining Industry

● Corporate Governance

● Human Resources/ Executive Compensation International Business

o Business Strategy, Capital Markets and M&A o Finance and Financial Reporting o Communities and Sustainability o Risk Management

2025 MANAGEMENT INFORMATION CIRCULAR | 19

COLIN OSBORNE

Principal Occupation: President and CEO, Samuel, Son & Co.

Mr. Osborne is President and Chief Executive Officer of Samuel, Son & Co., Limited, a position he has held since 2019, and was recently elected to its board of directors. In his management role at Samuel, Mr. Osborne is responsible for the development and leadership of the Company's long-term strategy and growth plans. Within Samuel, Mr. Osborne has held a number of other roles, including President & Chief Operating Officer, President - Samuel Service Centers and Automotive and President - Samuel Manufacturing Division. Before joining Samuel in 2015, Mr. Osborne was President and Chief Executive Officer of Vicwest Inc, a publicly traded industrial products company with operations in North America, Europe, South America and installations on six continents. Earlier in his career, Mr. Osborne held senior leadership positions at Stelco Inc. including COO and EVP Strategy. Mr. Osborne has extensive board experience and previously sat on the boards of numerous public and private equity run businesses, including Strongco Inc. and TMS International. Mr. Osborne has also been active in the community, serving as Board Director of both Mohawk College and McMaster Innovation Park.

He holds a Bachelor of Engineering degree from McGill University and has completed the Executive Management Program from the Smith School of Business at Queen's University.

Burlington, Ontario, Canada

Age	60

Director Since	2018

Independent	Yes

Hudbay Shares Held(1)	25,000

Deferred Share Units Held	199,524

Total Value of Hudbay Shares and DSUs(2)	$2,707,759
2024 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	7 of 8	88%

Technical Committee	3 of 3	100%

Corporate Governance and Nominating Committee	2 of 2	100%

Compensation and Human Resources Committee (Chair)	7 of 7	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
N/A

● Public Company CEO

● Business Strategy, Capital Markets and M&A

● Health, Safety, Environment and Operations

● Corporate Governance

● Human Resources/ Executive Compensation

● Risk Management

● International Business

o Public Company CEO o Finance and Financial Reporting o Government Relations and Regulatory Affairs o Communities and Sustainability o Mine Planning, Metallurgy and Geology

20 | 2025 HUDBAY MINERALS INC.

PAULA C. ROGERS

Principal Occupation:  Corporate Director

Ms. Rogers has over 25 years of experience working with Canadian-based international public companies in the areas of corporate governance, treasury, mergers and acquisitions, financial reporting and tax strategy.  She has significant executive and board experience in the mining industry ranging from greenfields exploration to senior gold producer.  Ms. Rogers has served as an officer of several public companies including Vice-President, Treasurer of Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd.  Previous to that, she held various senior finance positions in corporate reporting, tax and treasury at Finning International Inc. over a period of nine years.  Ms. Rogers is currently a Corporate Director with over 10 years of corporate board experience, having served as a member and chair for several audit, governance and special committees, including previously with Great Bear Resources Ltd. and Copper Mountain Mining Corp.  She currently is also a director and Chair of the Board of Diversified Royalty Corp. and a director of Entrée Resources Ltd.

Ms. Rogers is a graduate of the University of British Columbia with a Bachelor of Commerce degree and holds a Chartered Professional Accountant, Chartered Accountant designation.

North Vancouver, British Columbia, Canada

Age	56

Director Since	2023

Independent	Yes

Hudbay Shares Held(1)	15,240

Deferred Share Units Held	18,747

Total Value of Hudbay Shares and DSUs(2)	$409,883
2024 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	8 of 8	100%

Corporate Governance and Nominating Committee	4 of 4	100%

Audit Committee (Chair)	6 of 6	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):

Entrée Resources Ltd. (2022 to Present)

Diversified Royalty Corp. (2015 to Present)

Argonaut Gold Inc. (2020 to 2024)

Copper Mountain Mining Corp. (2021 to 2023)

Great Bear Resources Ltd. (2020 to 2022)

Alio Gold Inc. (2011 to 2020)

● Business Strategy, Capital Markets and M&A ● Finance and Financial Reporting ● Mining Industry ● Corporate Governance ● Risk Management ● International Business	o Mine Planning, Metallurgy and Geology o Human Resources/ Executive Compensation

2025 MANAGEMENT INFORMATION CIRCULAR | 21

DAVID S. SMITH

Principal Occupation:  Corporate Director

Mr. Smith was appointed Chair of Hudbay's board of directors in January 2025. He is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector, with extensive international exposure.

Mr. Smith has more than 35 years of financial and executive leadership experience.  Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry with significant operations in Canada and South America, from 2009 to 2014.  Prior to joining Finning, Mr. Smith served as Chief Financial Officer and Vice President of Ballard Power Systems, Inc. from 2002 to 2009.  Previously, he spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith is currently a director and Chair of IAMGOLD Corp.  Mr. Smith has previously served on other public mining company boards of directors, specifically, Pretium Resources Inc. (acquired by Newcrest Mining), Nevsun Resources Ltd. (acquired by Zijin Mining Group Limited), Dominion Diamonds Corp. (acquired by the Washington Companies), NorthWest Copper Corp. and Paramount Gold Nevada.

Mr. Smith holds a Bachelor's of Science degree in Business Administration, Accounting from California State University, Sacramento and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

North Vancouver, British Columbia, Canada

Age	66

Director Since	2019

Independent	Yes

Hudbay Shares Held(1)	25,500

Deferred Share Units Held	93,970

Total Value of Hudbay Shares and DSUs(2)(2)	$1,440,808
2024 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board (Chair)	8 of 8	100%

Corporate Governance and Nominating Committee	2 of 2	100%

Audit Committee	6 of 6	100%

Compensation and Human Resources Committee	4 of 4	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
IAMGOLD Corporation (2022 to Present) NorthWest Copper Corp. (2022 to 2023) Pretium Resources Inc. (2017 to 2022)

● Business Strategy, Capital Markets and M&A

● Finance and Financial Reporting

● Mining Industry

● Corporate Governance

● Human Resources/ Executive Compensation

● Risk Management

● International Business

o Health, Safety, Environment and Operations o Government Relations and Regulatory Affairs o Communities and Sustainability o Project Development and Execution o Mine Planning, Metallurgy and Geology

1. The Hudbay Shares indicated for each Hudbay Nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at March 25, 2025. The information about Hudbay Shares over which control or direction is exercised, not being within the knowledge of Hudbay, has been furnished by the respective Hudbay Nominee. Unless otherwise indicated, beneficial ownership is direct and the Hudbay Nominee has sole voting and investment power.

2. Based on the $12.06 closing price of Hudbay Shares on the Toronto Stock Exchange on March 25, 2025.

3. A shaded bullet indicates a high level of experience or expertise in the subject area and an unshaded bullet indicates some or limited experience or expertise in the subject area.

4. Includes Public Board Directorships in the past five years.

22 | 2025 HUDBAY MINERALS INC.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, to the best of our knowledge, no nominee is, or has been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that was:

● subject to an order that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer;

● subject to an order that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

● is, or has been within the ten years before the date of this Circular, a director or executive officer of any company that, while the nominee was acting in that capacity, or within a year of the nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

● has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

Stephen A. Lang was a director of Hycroft Mining Holding Corporation ("Hycroft"), (formerly Allied Nevada Gold Corp.) which, on March 10, 2015, together with certain of its direct and indirect subsidiaries, filed voluntary petitions of relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Delaware Bankruptcy Court"). On October 8, 2015, Hycroft's Plan of Reorganization was approved by the Delaware Bankruptcy Court, and effective October 22, 2015, Hycroft completed its financial restructuring process and emerged from Chapter 11 bankruptcy.

Jeane Hull was the Executive Vice President and Chief Technical Officer of Peabody Energy Corporation ("Peabody") from April 2011 until her retirement on July 31, 2015. Peabody filed for Chapter 11 bankruptcy protection on April 13, 2016 and emerged from Chapter 11 protection on April 2, 2017.

Ms. Hull was also a director of Cloud Peak Energy Inc. ("Cloud Peak") from July 6, 2016 to October 24, 2019. Cloud Peak filed for Chapter 11 bankruptcy protection on May 10, 2019, received court approval for its plan to exit bankruptcy on December 5, 2019 and emerged from bankruptcy on December 17, 2019.

Ms. Hull was also a director of Trevali Mining Corporation ("Trevali") from January 2021 to September 2022. Trevali obtained an initial order from the Supreme Court of British Columbia under the Companies' Creditors' Arrangement Act (Canada) in August 2022. Trevali indicated that its financial position deteriorated significantly in 2022 due to a number of events and challenges which impacted operations and production. On September 6, 2022, Trevali's shares were delisted from the Toronto Stock Exchange. On June 28, 2023, a court-appointed monitor was granted enhanced powers in the proceedings with respect to Trevali's business and affairs.

Carin S. Knickel was a director of Whiting Petroleum Corp. ("Whiting") which, on March 31, 2020, together with certain of its subsidiaries, commenced voluntary Chapter 11 cases under the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas (the "Texas Bankruptcy Court"). On September 1, 2020, Whiting announced that it has successfully completed its financial restructuring and emerged from Chapter 11 protection. Whiting officially concluded its reorganization after completing all required actions and satisfying the remaining conditions to its Plan of Reorganization.

2025 MANAGEMENT INFORMATION CIRCULAR | 23

Penalties or Sanctions

To the best of our knowledge, no nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for the nominee.

3. APPOINTMENT OF AUDITOR

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte LLP ("Deloitte"), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005. For the year ended December 31, 2024, Deloitte was paid C$3,020,615 for audit services, C$218,284 for audit-related services and C$129,638 for other services. Deloitte was not paid any fees for tax-related services in 2024. All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee.

Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2024 under the heading "Audit Committee Disclosure - Remuneration of Auditor".  Our Annual Information Form may be found on our website at www.hudbay.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

The Board recommends that shareholders vote FOR the appointment of Deloitte as Hudbay's auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration.

4. SAY ON PAY ADVISORY VOTE

Hudbay's compensation model is designed to: (i) provide competitive compensation to attract and retain talented high-achievers and appropriately incent them to achieve our strategic and operational objectives; and (ii) align the interests of our executives with the long-term interests of our shareholders.  Detailed disclosure of Hudbay's executive compensation program can be found under the heading "Statement of Executive Compensation" found later in this Circular.

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback from shareholders on our approach to executive compensation.  As a formal opportunity to provide their views on the disclosed objectives of Hudbay's compensation model, shareholders are asked to review and vote in a non-binding, advisory manner, on the following resolution:

"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular."

As an advisory vote, the resolution will not be binding on the Board. However, the Compensation and Human Resources Committee and the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with Hudbay's compensation philosophy (see the "Statement of Executive Compensation" for details).

Hudbay will disclose the results of the Say-on-Pay advisory vote as part of its report on voting results for the meeting.

The Board recommends that shareholders vote FOR the advisory resolution approving Hudbay's approach to executive compensation.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board believes that sound corporate governance practices are essential to the effective management of Hudbay and the protection of its employees, shareholders and other stakeholders.  Our Board oversees the management of our business and affairs with a view to ensuring we uphold Hudbay's purpose and mission statements and that shareholder value is enhanced without compromising our commitment to the highest standards of ethical conduct.

Our Board has adopted corporate governance policies and procedures to assist it in fulfilling this oversight role.  The Board fulfills its mandate directly and through its Committees.  The directors are kept informed of our operations at regular and special Board and Committee meetings as well as through reports and discussions with management.  We believe Hudbay is best served by a Board that functions independently of management and is informed and engaged.

In addition, our Corporate Governance and Nominating ("CGN") Committee annually reviews the performance of our Board, its Committees and our directors and, in 2024, the CGN Committee engaged a third party consultant to carry out a comprehensive board effectiveness review (as further described in this Statement of Corporate Governance).

Our CGN Committee also regularly monitors our corporate governance policies and procedures with a view to ensuring that they continue to guide the Board and management to act in the best interests of Hudbay and our stakeholders.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule "A" to this Circular and can be viewed at our website at www.hudbay.com.  The following is a description of Hudbay's corporate governance practices as approved by the Board.

Highlights of Hudbay's Corporate Governance Practices
☑	Board Independence:	The Chair and all of Hudbay's directors, other than Mr. Kukielski, are independent; the Committees of the Board are composed entirely of independent directors; and independent directors meet without management present at all regular Board and Committee meetings.
☑	Gender and Diversity:	Hudbay has a written policy for the identification and nomination of director candidates who are diverse in all respects, including gender, and the policy sets a target for the Company to have at least 30% female directors on the Board.
☑	Majority Voting and Advance Notice:	Hudbay is subject to a statutory majority voting requirement for uncontested director elections and has adopted an advance notice by-law that provides advance notice requirements for director elections.
☑	Board Composition and Skills:	The Board has developed a nuanced skills matrix that is used by the CGN Committee to evaluate the current composition and strengths of the Board as well as the skills and experience that should be sought in new director nominees. The Board skills matrix was updated in 2024, following a comprehensive review by the CGN Committee.
☑	Director Education:	The Board regularly receives presentations on educational topics and strategy and visits our operations and key development projects. In addition, Board members receive a membership with the Institute of Corporate Directors and are encouraged to make use of the educational and training programs available.
☑	No Overboarding:	The Chair of the Board must approve any other directorships held by our directors and only one of our director nominees currently sits on the board of more than two other reporting issuers.
☑	Prohibition on Multiple Interlocking Directorships:	Directors are prohibited from having more than one interlocking directorship without the approval of the CGN Committee. None of our director nominees have an interlocking directorship and sit together on the board of another reporting issuer.
☑	Ethical Business Conduct:	Hudbay is committed to conducting business honestly, ethically and fairly and has adopted a Code of Business Conduct and Ethics, a Global Supplier Due Diligence Policy and Supplier and Customer Codes of Conduct and regularly carries out certification and training programs with regard to its key compliance policies.

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☑	Disclosure Policy:	Hudbay has a Disclosure Policy that requires the company to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis. Hudbay's Disclosure Committee reviews and supervises the preparation of all public disclosure and is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy.
☑	Risk Management:	Hudbay has a formal risk management program whereby the Board and its Committees have each been assigned responsibility for the oversight of certain of the principal risks facing the company and receive quarterly reporting from management on the monitoring and management of those risks. In addition, Hudbay has an internal audit function that is responsible for establishing a flexible, risk-based annual audit plan and reports to the Audit Committee.
☑	Shareholder Engagement:	The Board is committed to a dialogue with our shareholders and other stakeholders about our corporate governance policies, sustainability strategy, executive compensation program and other matters of interest and has adopted a Shareholder Engagement Policy with this in mind.
☑	Succession Planning:	Hudbay's Board has a formal process for succession planning for its executive officers (including the CEO) that is overseen and reported on by the Compensation and Human Resources Committee.
☑	ESG Oversight and Governance:	The EHSS Committee has been delegated oversight authority over the Company's sustainability strategy and climate-related risks, opportunities and targets, and other Committees have been delegated oversight over other ESG matters such as tailings, equity, diversity and inclusion and corporate governance.
☑	Board and Committee Evaluations:	A formal evaluation of the performance and effectiveness of the Board and its Committees is carried out annually under the supervision of the CGN Committee.
☑	Related Party Transactions	The CGN Committee is responsible for reviewing all related party transactions, regardless of whether such transactions are reportable under applicable securities regulations.

BOARD OF DIRECTORS: THE ROLE OF THE BOARD

The Board mandate has been formalized in a written Board Charter that sets out specific responsibilities, which include:

● satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the Company;

● reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

● reviewing the principal strategic, operational, reporting, ESG and compliance risks for Hudbay and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

● ensuring, with the assistance of the CGN Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the CGN Committee;

● ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;

● assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation and Human Resources Committee;

● ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

● reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

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Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies.  To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

Eight of our nine director nominees are independent. With the assistance of the CGN Committee, the Board has considered the relationship to Hudbay of each of the nominees for election by the shareholders and has determined that eight of our nine directors nominated for election at the Meeting are independent.  The following table sets out the relationship of the nominees for election as directors to Hudbay.

Name	Independent	Non-Independent	Reason for Non-Independent Status
John E. F. Armstrong	☑
Jeane L. Hull	☑
Carin S. Knickel	☑
Peter Kukielski		☑	President and CEO of Hudbay
George E. Lafond	☑
Stephen A. Lang	☑
Colin Osborne	☑
Paula C. Rogers	☑
David S. Smith	☑

Restrictions on Board Membership at Other Entities

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on the board of another reporting issuer), without the approval of our CGN Committee. None of our director nominees have an interlocking directorship and sit together on the board of another reporting issuer.

Our Corporate Governance Guidelines do not restrict the number of public company boards on which our directors may sit.  However, our Code of Business Conduct and Ethics requires that the Chair approve any other directorships held by our directors.  In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, only one of our director nominees sits on the boards of more than two other reporting issuers.

For more information about the nominees for election at the Meeting, including a listing of the reporting issuers on whose boards our director nominees sit, see above under the heading "Election of Directors - Nominees for Election as Directors".

Independent Chair

In addition to having a majority of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management.  Those procedures include having a Chair who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management.  In January 2025, we announced the appointment of David S. Smith as Chair of the Board. Mr. Smith replaced Stephen A. Lang, who decided to step down from the position of Chair for health reasons.

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The responsibilities of the Chair include acting as a liaison between the Board and the Chief Executive Officer, communicating to the Chief Executive Officer the Board's feedback on his/her performance and working with the Chief Executive Officer to ensure that the Board is appropriately involved in approving and supervising Hudbay's strategy.  The Chair is also responsible for ensuring open communication between the Board and senior management, leading efficient and inclusive discussions among the directors and recommending procedures to enhance the work of the Board and cohesiveness among directors.  The full position descriptions of the Board Chair and the Chair of each of the Board's Committees, including a complete list of their responsibilities, which have been approved by the Board, are available on our website at www.hudbay.com.

CEO Position Description

The Board has approved a position description for the Chief Executive Officer (available on our website at www.hudbay.com), which delegates to the CEO the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board.  The Chief Executive Officer advises the Board on a timely basis of management's current and proposed courses of action, and also reports less formally to the Board through discussions with the Chair and other members of the Board. The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Hudbay.

Board Composition and Skills

The CGN Committee, which is composed entirely of independent directors, assists the Board in evaluating the composition and skills of our Board, including potential areas that could be strengthened in the future. Among other things, the CGN Committee considers the size and effectiveness of the Board, identifies skills and areas of expertise that may be desirable to add to the Board in the context of the Company's business and strategy, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings and directors to be appointed to each Committee and as the Chair of each Committee.  These activities are informed, in part, through a formal Board evaluation process that is carried out annually by the CGN Committee, as described under "Board and Committee Evaluations" below, as well as a self-assessment of our directors against a skills matrix.

In assessing individual director nominees, the CGN Committee considers, in addition to the skills and expertise highlighted in the Board skills matrix, the following criteria: (i) judgment and character; (ii) diversity of the Board, including diversity of gender, viewpoints, backgrounds, experiences and other demographics (and the target for at least 30% women directors as described in our Diversity Policy below); and (iii) the extent to which the interplay of a nominee's expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

The Board's skills matrix is used to identify and evaluate the competencies and skills of our directors based on the individual experience and background of each director and to identify potential areas for strengthening the Board. In 2024, the CGN Committee undertook a comprehensive review of the categories of skills and experiences that were included in the Board's skills matrix in the context of the Company's business and strategy. Following its review, the CGN Committee recommended certain updates to the skills matrix to reflect the skills and experiences that it considered most important to the effectiveness of the Board and the Board's role in overseeing the execution of Hudbay's business plans and strategy. All of Hudbay's directors were asked to self-assess against the updated skills matrix and the results of the self-assessment were utilized by the CGN Committee to identify those skills and experiences that were most relevant to Board renewal and the director search process that was being undertaken by the CGN Committee.

The following Board skills matrix sets out the specific skills and expertise of each director nominee and the current strengths of the Board as a whole.

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		John Armstrong	Jeane Hull	Carin Knickel	Peter Kukielski	George Lafond	Stephen Lang	Colin Osborne	Paula Rogers	David Smith
CATEGORY	SKILL / EXPERIENCE	LEVEL OF EXPERTISE
LEADERSHIP	Public Company CEO				⬤		⬤	⬤
FUNCTIONAL EXPERIENCE	Business Strategy, Capital Markets and M&A	⬤	◯	◯	⬤	◯	◯	⬤	⬤	⬤
	Finance and Financial Reporting	⬤	◯	◯	◯	◯	◯	◯	⬤	⬤
	Health, Safety, Environment and Operations		⬤	⬤	⬤	◯	⬤	⬤		◯
	Government Relations and Regulatory Affairs	◯	◯	◯	⬤	⬤	⬤	◯		◯
	Communities and Sustainability	◯	◯	◯	◯	⬤	◯	◯		◯
	Project Development and Execution		⬤		⬤		⬤			◯
CORE INDUSTRY	Mine Planning, Metallurgy and Geology		⬤		◯		⬤	◯	◯	◯
	Mining Industry		⬤		⬤		⬤		⬤	⬤
GOVERNANCE	Corporate Governance	⬤	◯	⬤	⬤	◯	⬤	⬤	⬤	⬤
	Human Resources / Executive Compensation	⬤	⬤	⬤	⬤	⬤	⬤	⬤	◯	⬤
	Risk Management	⬤	◯	⬤	⬤	◯	◯	⬤	⬤	⬤
OTHER	International Business	⬤	⬤	⬤	⬤	◯	⬤	⬤	⬤	⬤

1. ⬤ Indicates a high degree of experience or expertise in the subject area.

2. ◯ Indicates a reasonable degree of knowledge or some experience in the subject area.

Board and Committee Evaluations

The CGN Committee is responsible for conducting a formal evaluation of the performance and effectiveness of the Board and its Committees on an annual basis.  Typically, as part of this process, each director and members of senior management are interviewed by a member of the CGN Committee to assess the performance of the Board, its Committees, the Board Chair and the individual directors, as well as the Board's relationship with senior management and its role in shaping the company's strategic priorities.  The results of these interviews are then reviewed by the CGN Committee and reported to the Board, along with a set of recommendations.

In 2024, the CGN Committee engaged an independent consulting firm to carry out a comprehensive board effectiveness review, as part of an enhanced Board evaluation process. The board effectiveness review involved a review of the Board's skills matrix, completion of a board review questionnaire, interviews with each director and members of senior management, individual director feedback and a report to the CGN Committee that identified key themes that had emerged from the review and recommendations for future action, which the CGN Committee shared with the Board. The final phase of the review involves a board effectiveness workshop for the full Board (including our director nominees), which has been scheduled for early May 2025.

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In addition to the CGN Committee's annual Board evaluation, members of each Committee are provided questionnaires that deal with the performance of the Committee and its Chair and ask the Committee members to raise any matters of concern.  The results of these questionnaires are discussed during in camera sessions of the Committees.

Age and Term Limits; Focus on Board Renewal

We do not have age or term limits for service on the Board.  Instead, the Board focuses on monitoring the effectiveness and composition of the Board, including considerations related to Board dynamics, individual director performance, any skills gaps and the need for renewal and diversity. As part of the Board's annual evaluation process, the CGN Committee receives feedback on the performance of each individual director, opportunities for improved Board effectiveness, directors' potential retirement plans and considerations related to Board renewal.

In late 2024, the CGN Committee considered the size, composition and effectiveness of the Board and other relevant factors and, on the recommendation of the CGN Committee, the then current Chair of the Board had a discussion with each of the individual directors to better understand potential retirement plans and to determine if any of them did not wish to stand for re-election at the Meeting.

Following those discussions, the then current Chair of the Board confirmed that each of Ms. Banducci and Mr. Gonzales would not be standing for re-election at the Meeting. With this feedback, the CGN Committee formally embarked on a search for up to two replacement directors with the desired skills and experience, which culminated in its recommendation to nominate John Armstrong for election as a director at the Meeting.

Mr. Armstrong is an accomplished leader with extensive experience as a financial advisor in the mining industry, particularly in the areas of business strategy, capital markets, mergers and acquisitions, finance and financial reporting, corporate governance, and risk management. The CGN Committee concluded that the addition of Mr. Armstrong would refresh and strengthen the Board in these key areas following Ms. Banducci's departure.

Related Party Transactions

Our Corporate Governance Guidelines delegate responsibility to the CGN Committee to review transactions between the Company and any related party, regardless of whether the transactions are reportable pursuant to securities regulations. After considering advice from the CGN Committee, the Board shall review, and, if appropriate, approve or ratify, such related party transactions.  For purposes of the guidelines, a "related party transaction" is any transaction in which the Company was or is to be a participant and in which any related party has a direct or indirect material interest, other than transactions that (i) are available to all employees generally, (ii) involve compensation of executive officers or directors duly authorized by the appropriate Board committee, or (iii) involve reimbursement of expenses in accordance with the Company's established policies.

Board and Committee Meetings and Attendance

The Board meets a minimum of four times per year and as otherwise required.  Most Committees meet quarterly, or more frequently as deemed necessary by the applicable committee.  The frequency of meetings and nature of each meeting agenda depend on the business and affairs that Hudbay faces from time to time.

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The following table provides details regarding the attendance of our incumbent director nominees at Board and committee meetings held during the year ended December 31, 2024.

Directors	Board of Directors	Audit Committee	Compensation & Human Resources Committee	Corporate Governance & Nominating Committee	EHSS Committee	Technical Committee	Totals
	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Overall % Attendance
Jeane L. Hull	7 of 8		4 of 4		3 of 3	6 of 6	20	95%
Carin S. Knickel	7 of 8		3 of 3	2 of 2	5 of 5		17	94%
Peter Kukielski	8 of 8						8	100%
George E. Lafond	8 of 8	4 of 4		2 of 2	5 of 5		19	100%
Stephen A. Lang	8 of 8		7 of 7			6 of 6	21	100%
Colin Osborne	7 of 8		7 of 7	2 of 2		3 of 3	19	95%
Paula C. Rogers	8 of 8	6 of 6		4 of 4			18	100%
David S. Smith	8 of 8	6 of 6	4 of 4	2 of 2			20	100%

In Camera Sessions without Management

The independent members of the Board meet without management in in camera sessions at all regular Board meetings. During the year ended December 31, 2024, the Board held in camera sessions of the independent directors at seven Board meetings. In addition, all of the Committees hold in camera sessions without the presence of management at each regular meeting.

Director Orientation and Continuing Education

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Hudbay and its business.  New directors are provided with a comprehensive set of resources which includes, among other things, information about the duties and obligations of directors, copies of Hudbay's Code of Business Conduct and Ethics, Corporate Governance Guidelines and Board Charter, Committee charters and other key policies, descriptions of our organizational structure, operational reports, strategic plans, compensation plans, investor presentations and copies of our most recent core public disclosure documents.  New directors are expected to meet with members of senior management, the Board Chair and the Chairs of the Committees on which they will serve as part of their orientation process, and are also invited to attend site visits at our key properties.

Our directors are encouraged to attend third-party educational programs and our Board members receive a membership with the Institute of Corporate Directors, where they have access to educational materials and are invited to training seminars throughout the year.  In addition, we frequently include a director education topic on the agenda at Board and Committee meetings, site visits and other events.  This typically involves presentations to the Board by members of management and third-party advisors in respect of our business and operations, corporate development, strategy, legal and regulatory matters, ESG topics and industry trends and practices.

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The following were among the educational and strategic presentations made to our Board and its Committees in 2024:

Date	Topic	Attendees
March 27, 2024	Overview of the Mineral Reserve and Resource Estimation Process - a representative from Geosystems International Inc. provided a presentation on the mineral reserve and resource estimation process.	Full Board
April 26, 2024	International Organization for Standardization Systems - management provided an overview of ISO standards and the Company's compliance status.	EHSS Committee members plus Messrs. Lang and Smith
May 13, 2024	Metal Marketing - management provided an overview of the Company's metal marketing function.	Full Board
August 12, 2024	Strategy Session - senior management provided the Board with an in-depth review of the Company's strategic plans and priorities.	Full Board
October 25, 2024	Copper World Feasibility Study Considerations - senior management provided the Board with an in-depth review of considerations relevant to a feasibility study for Copper World and two members of the Technical Committee received a tour of the Copper World site and met with local management.	Full Board
November 12, 2024	ESG Readiness - management and representatives from KPMG provided a presentation with respect to sustainability disclosure and related ESG topics, including climate-related disclosure matters and regulatory developments.	Audit Committee members plus Ms. Knickel, Mr. Lang and Mr. Kukielski.
November 13, 2024	British Columbia Site Visit - Board members received a tour of the Copper Mountain Mine. Management provided the Board members in attendance with in-depth presentations regarding the Copper Mountain Mine operations throughout the site visit.	Mmes. Banducci, Knickel and Rogers and Messrs. Kukielski, Lafond and Smith.
December 3, 2024	AI and Generative AI - representatives from Deloitte provided an overview of AI Board oversight.	Full Board

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STRATEGIC PLANNING

The Board recognizes that one of its primary responsibilities is to provide direction and oversight to management in pursuit of the Company's strategy.  Senior management, led by the CEO, is responsible for presenting strategy plans to the Board for approval, and pursuing strategic opportunities and business objectives. The Board recognizes that consideration of the Company's strategy and strategic opportunities must be an ongoing conversation with management and company strategy is discussed with management at every regular Board meeting.  In addition, the Board held a meeting in August 2024 that focused solely on strategy.

RISK MANAGEMENT

A key element of the Board's responsibilities is to review the principal strategic, operational, ESG, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

The Board provides overall governance of the risk management function by:

● approving the Company's risk management policy;

● setting the risk appetite associated with Hudbay's strategy and corporate objectives;

● ensuring, with the assistance of the Audit Committee, that senior management has instituted and is operating a system that identifies, assesses, mitigates and communicates the principal risks the Company faces; and

● monitoring, with the assistance of the Board's committees, the management of the Company's principal risks.

The Audit Committee oversees the design and ongoing review of the Company's risk management system. In this capacity, the Audit Committee is responsible for reviewing and overseeing our risk management policy and approving a formalized, disciplined and integrated enterprise risk management ("ERM") process that is developed by senior management and, as appropriate, the Board and its Committees, to monitor, manage and report principal risks.

Each of the Board's committees is responsible for monitoring the critical risks assigned to it by the Board, periodically reviewing with management how those risks are being managed (including the actions that have been taken by management to mitigate the risks) and communicating findings to the full Board.  By way of example, cyber security risks are overseen by the Audit Committee, as it has responsibility for reviewing and monitoring the information technology risks facing the Company, and climate-related risks are overseen by the EHSS Committee, as it has responsibility for monitoring sustainability-related risks.

Oversight of the Company's current Tier 1 Risks is allocated among the Board and its committees as follows:

Hudbay's Tier 1 Risks and Board / Committee Oversight
Tier 1 Risk Category	Board/Committee Oversight
Community and Political Relations	EHSS Committee
Macroeconomics (Metal Prices, Foreign Exchange and Interest Rates)	Audit Committee
Copper World Project	Technical Committee
Tailings Management (Dam Breach and Discharges)	Technical Committee
Tailings Management Systems (Dam Breach and Discharges)	EHSS Committee

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Strategic and Business Planning	Board
Copper Mountain Stabilization Project (2-year)	Technical Committee
Operating Performance (Safety and Security)	EHSS Committee
2025 Operating Performance (Volume, Equipment Availability and Cost)	Technical Committee
Cyber Security	Audit Committee
Reserves and Resources, Life of Mine and Capital Allocation Planning	Technical Committee
Transportation and Handling of Hazardous Materials	EHSS Committee
Accounting and Reporting	Audit Committee
Succession Planning Recruitment, Retention and CBA	Compensation and Human Resources Committee

Among its responsibilities, Hudbay management is responsible for:

● Conducting business in accordance with the risk appetite set by the Board,

● Integrating risk management into strategic business planning, budget and resource allocation, operating performance, and human resources, financial and compliance processes, and

● Actively monitoring and managing principal business risks.

In addition, our Executive Director, Internal Audit and Compliance is responsible for establishing a flexible, risk-based annual internal audit plan to determine the priorities of the internal audit function, consistent with Hudbay's strategic plan and aligned with the ERM program, including but not limited to risk registers and risk appetite and tolerance levels. The Audit Committee approves the annual internal audit plan.

DIVERSITY POLICY AND INITIATIVES

Our Corporate Governance Guidelines (a copy of which can be found at Schedule "A") include a written policy for the identification and nomination of director candidates who are diverse in many respects, including gender.  The Board has also approved a standalone written Diversity Policy to supplement our Corporate Governance Guidelines.

Our Diversity Policy seeks to ensure a diverse representation of women and other designated groups (Indigenous peoples, persons with disabilities and visible minorities) among the members of our Board and senior management and includes a target for the Company to have at least 30% women directors on the Board.  This policy confirms the Board's commitment to diversity and inclusion as part of our core values and to setting a "tone at the top" that leads to greater diversity on the Board, in senior management and across the organization.

The CGN Committee is responsible for ensuring the objectives of our Diversity Policy are applied when recommending changes to the composition of the Board. Consistent with the objectives of our Diversity Policy, 33% of the director nominees proposed by the CGN Committee for election this year are women.

Pursuant to our Diversity Policy, in assessing individual director nominees, the CGN Committee considers, among other things, relevant skills and expertise, judgment and character, diversity (including diversity of gender, viewpoints, backgrounds, experiences and other demographics, such as the representation of Indigenous peoples, persons with disabilities and visible minorities), and the extent to which the interplay of an individual's expertise, skills, knowledge and experience with that of other members of the Board will build a board that is effective, diverse, collegial and responsive to the needs of the Company. In addition, when engaging search firms to identify candidates for the Board (as it did in 2024), the CGN Committee is responsible for ensuring the objectives of our Diversity Policy are applied. The CGN Committee may, in certain circumstances, instruct a search firm to focus on identifying only those candidates from one or more underrepresented groups that have the specific skills and expertise required to complement the current composition of the Board (although it determined not to limit its search in this way in 2024).

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Although we do not have specific targets regarding the representation of women and other designated groups among our senior management team, the CEO is tasked with ensuring the objectives of our Diversity Policy are applied with respect to senior management positions. We remain committed to diversity and inclusion as part of our core values as we seek to attract and retain talent for the organization, while recognizing that, ultimately, all hiring and promotion decisions must be merit based to ensure our future success.

Corporate and Business Unit People Initiatives

Hudbay's corporate office supports the Company's core values of having a diverse, equitable and inclusive workplace and has formed a committee that has arranged for targeted charitable corporate donations and worked collaboratively with the HR group and business units to develop strategic priorities and advance certain initiatives.  These initiatives have included panel discussions with senior leaders, employee engagement and culture surveys and guest speakers. Going forward, the strategic focus will be on continued employee communications and engagement, following through on our commitment to the Mining Association of Canada's Towards Sustainable Mining ("TSM") Equitable, Diverse and Inclusive Workplaces Protocol, supporting our business units with the implementation of their own people initiatives and measuring our progress toward achieving our diversity and inclusion objectives.

The "Nuestras Voces" (Our Voices) program at our Peru Business Unit aims to support the overall people strategy goal of creating a more diverse, equitable and inclusive organization and increasing the percentage of women in the workforce to 30%.  One initiative launched under this program - Hatun Warmi (which translates from Quechua to "Great Women") - is aimed exclusively at providing women from the local communities near the Constancia mine with the training necessary to obtain an operator's license for mining equipment. Hudbay already has two classes of Hatun Warmi who completed the program, with a total of 23 women who have graduated. To date, 15 of those women have joined Hudbay's permanent workforce in Peru.  Another successful initiative was the community co-op concentrate transport program, which has resulted in approximately 40% of our concentrate production from Constancia now being transported by the local communities.

Hudbay's Manitoba Business Unit, in partnership with the Northern Manitoba Sector Council, recently launched "Mining Fundamentals", a course designed to develop local talent and strengthen workforce pipelines in Northern Manitoba. This new initiative addresses the growing need for skilled mining professionals while creating meaningful opportunities in our neighbouring Indigenous communities. Nine participants, all from Opaskwayak Cree Nation and Mosakahiken Cree Nation, engaged in safety training, underground operations, and mine rescue overview, demonstrating exceptional dedication throughout their learning journey. All program graduates have accepted full-time positions at our Lalor Mine, marking an important milestone in Hudbay's commitment to sustainable community development.

Furthermore, each of our sites continues to prioritize cultural awareness training and employment opportunities for local communities and Indigenous groups, ensuring our workforce mirrors the demographics of our operational areas and is in alignment with our diversity and inclusion objectives. Many of these important initiatives are highlighted in our Annual Report (see "Sustainability Reporting").

Measuring our Success

Hudbay intends to measure the effectiveness of its people policies and initiatives by monitoring the increase in diversity on the Board and in senior management positions over time, assessing the experience of different groups of our employees through the results of our engagement surveys and measuring the participation of different groups of our employees in key business processes.

The Board and senior management recognize the need for increased diversity among senior management, including greater representation of female and other designated groups.  Consideration of executive appointments occurs in the context of our succession planning framework, which identifies potential successors for our current executives. While we are committed to ensuring diverse candidates are considered for executive roles, this will best be achieved by bringing in diverse and talented people to all levels of our organization and ensuring that they are given every opportunity to flourish and advance within the organization.

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In furtherance of this goal, in 2022, we created a two-year development program for those employees who have consistently performed at a high level and have the potential to move into a more senior leadership role in the next two years. The first cohort graduated from the program in December 2024 and approximately one-third were women.  Another development program that started in 2023, is exclusively focused on building female leaders. In 2024, three women from Hudbay (two from the Manitoba Business Unit and one from the British Columbia Business Unit) participated in an external networking and leadership development program for women in mining. The year-long program combined three face-to-face meetings held in Canada with several virtual sessions for women who work in historically male-dominated industries to connect, share experiences and further develop their leadership skills.

The number and percentage of our nine director nominees who identify as a woman or as a member of another designated group is as follows:

Designated Groups	Number of Director Nominees	Percentage of Director Nominees
Women	3	33%
Indigenous peoples	2	22%
Visible minorities	1	22%
Total Designated group members(1)	4	44%

(1) Certain nominee directors identified as being a member of more than one designated group. In total, four of our nine director nominees identify as a woman or as a member of another designated group.

The number and percentage of our seventeen officers who are women or identify as a member of another designated group is as follows:

Designated Groups	Number of Executive Officers	Percentage of Executive Officers
Women	1	6%
Visible minorities	3	18%
Total Designated group members	4	24%

SUCCESSION PLANNING FOR EXECUTIVE OFFICERS

Hudbay has a structured process for succession planning for its executive officers.  The Chief Executive Officer, with the assistance of our Senior Vice President, Legal and Organizational Effectiveness, is responsible for overseeing the succession planning process.  As part of this process, an employee's manager-once-removed (the manager of the employee's manager) is accountable for planning, assessing and monitoring the identification and development of successors to management and other key roles.  Results are compiled by the Human Resources group and discussed among senior management in the context of retention risks, talent development and potential departures of key personnel, following which a formal succession plan is prepared and reported to the Compensation and Human Resources Committee and the Board.

The Compensation and Human Resources Committee is responsible for overseeing a succession plan for the CEO and reporting on its succession planning to the full Board.  Among other things, the Compensation and Human Resources Committee and Board consider the CEO's tenure and potential retirement plans, internal candidates with long-term potential to serve as Hudbay's CEO and oversee development plans for those candidates, with the assistance of our Senior Vice President, Legal and Organizational Effectiveness. In 2024, the Compensation and Human Resources Committee also engaged a consultant to assist with the development planning for the internal successor candidates. In addition, the Compensation and Human Resources Committee identifies candidates who could step into the role immediately in the event the CEO departs unexpectedly or becomes temporarily incapacitated.

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ESG OVERSIGHT

Hudbay believes that continuously improving how we manage the social, environmental and economic risks, impacts and opportunities associated with our activities is critical for our long-term success.  Our focus on sustainability helps us meet stakeholder expectations, benefit from positive developments and manage challenging circumstances.

Social, environmental and economic sustainability are embedded into Hudbay's overall management approach, and governance of these matters starts at the Board level.  The EHSS Committee has been delegated oversight authority over the Company's strategy, compliance and management systems related to health and safety, environmental matters, climate-related matters, reclamation and closure matters, community and stakeholder relationships (including social license and the engagement of Indigenous peoples) and human rights (including Indigenous rights) ("Sustainability Matters")  and other committees have been delegated oversight of other ESG matters such as tailings, organizational culture, ED&I and corporate governance. Senior management has responsibility for the Company's overall sustainability governance processes while Business Unit and operations leaders are responsible for achieving and maintaining sustainable operations.  Each operation has specialist personnel who are dedicated to the day-to-day management of health, safety, environmental, community relations and other social and human rights matters.

Climate-Related Governance and Risks

Our EHSS Committee is responsible for assisting the Board with its oversight of the design, implementation and effectiveness of the Company's strategy with respect to Sustainability Matters, including, without limitation, the adoption of any climate-related targets and any strategic plans to address other climate-related and nature-based risks and opportunities. In addition, the EHSS Committee is responsible for the monitoring of climate-related risks and other emerging nature-based risks and management is accountable for reporting these risks to the EHSS Committee through, among other processes, the ERM program.  We have an EHSS Charter to make these accountabilities clear.

In addition, management has formed an ESG Steering Committee that reports to the EHSS Committee (as described below) and our Disclosure Committee is responsible for ensuring that the information we disclose with respect to Hudbay's environmental or climate-related strategy, targets or performance is adequately and properly substantiated, not misleading and reported in compliance with applicable laws and regulations.

Climate-Related Strategy and Targets

In 2021, we initiated a roadmap to identify and manage opportunities to reduce greenhouse gas ("GHG") emissions in alignment with global decarbonization goals. Since that time our business has diversified and grown substantially and we have dedicated efforts to developing a more sustainable plan to mitigate and track our GHG impacts.

In 2024, we established an ESG Steering Committee comprised of members of senior management and conducted a thorough analysis of our GHG reduction strategy and efforts. In early 2025, following this review, the ESG Steering Committee recommended a new approach to mitigate and track our GHG impacts that better reflects the diversified nature of our business and shared its findings with the EHSS Committee. This approach considers the differences between underground and open pit mining operations, and the unique demands of various business units in different locations.

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Moving forward, we are committed to a GHG reduction strategy that requires each business unit to establish site-specific intensity targets that align with their operational context. We have gained buy-in from all business units to align with this strategy, allowing us to better track our performance and providing greater transparency for stakeholders.

Hudbay has been reporting global GHG emissions data and performance to the CDP Climate questionnaire for more than 10 years. The company's Annual Report maps our CDP responses to the Task Force on Climate-related Financial Disclosures recommendations. Hudbay also aligns with the TSM environmental protocols, including the updated TSM Climate Change Protocol.

Towards Sustainable Mining Program

As a member of the Mining Association of Canada, Hudbay participates in its TSM program, a leading sustainability standard in the mining industry.  The TSM program is based on guiding principles and supported by a set of tools and performance indicators to ensure key mining risks are effectively managed.  Participation in TSM supports accountability, transparency and credibility by evaluating and publicly reporting our performance across the following protocols and frameworks:

● Indigenous and Community Relationships

● Climate Change

● Tailings Management

● Biodiversity Conservation Management

● Safe, Healthy and Respectful Workplaces

● Crisis Management and Communications Planning

● Water Stewardship

● Preventing Child and Forced Labour

● Mine Closure Framework

● Equitable, Diverse and Inclusive Workplaces

The TSM protocols and frameworks are incorporated into our overall management systems and company standards.  Although we are only required to implement the program at our Canadian operations, we commit to implementing the program at all of our operations globally.  The goal is for each facility to achieve a minimum of Level A - which is considered good performance and demonstrates that commitments and accountabilities are in place and consistent with the protocol - in all performance areas.

Tailings Governance

Our Tailings Governance Charter specifies the governance that supports the safe, efficient and effective management of tailings facilities.  Each site or business unit employs a tailings management system that supports the day-to-day activities - such as planning, monitoring, risk identification and reporting - associated with the safe management of tailings design, construction and operation.

One important requirement in the TSM protocol is that a company's governance defines and documents accountability and responsibility for tailings management.  Our Accountable Executive Officer ("AEO"), who is our Chief Operating Officer, has the authority and responsibility to engage with Hudbay's Board on any issues related to tailings management.  Each business unit Vice President has similar accountabilities to the AEO for facilities within their business unit.  A Tailings Governance Team, composed of individuals from the business units and relevant corporate functions, serves in a monitoring and advisory role to assist the AEO in the design and implementation of appropriate processes to carry out the required third-party reviews and provide information to the AEO.

Our Senior Vice President, Exploration and Technical Services, is responsible for assisting our Chief Operating Officer and Technical Services team with the planning and oversight of tailings facilities in line with TSM requirements, Canadian Dam Association guidelines and applicable legislation. In addition, this individual is responsible for developing a strategy for the approval and execution of monitoring and reclamation activities for non-producing mines and facilities, which is an area of focus following the closure of our Flin Flon operations.

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Key third-party roles include the following:

• Independent technical review board ("ITRB") - a panel of qualified and experienced individuals, who have not been directly involved with the design or operation of the facility, evaluates the technical aspects of TSFs at least annually (and typically twice per year - one being a site visit and the other a teleconference) throughout the mine lifecycle.  The ITRB's findings are reported by management to the Board's Technical Committee and the Technical Committee Chair may elect to meet with management and the ITRB as needed.

• Engineer of record ("EOR") - a qualified individual who verifies that the facilities are designed, constructed and performing in accordance with performance objectives and all applicable guidelines, standards and regulatory requirements.

• Dam safety review provider - an external expert conducts dam safety reviews, independent of the ITRB and EOR, every five years, as per the recommendation of the Canadian Dam Association's Dam Safety Guidelines.

Annual tailings management reviews at our operating sites assess compliance with our Tailings Governance Charter and the TSM protocol.  The review findings are reported to our Technical Committee, which oversees tailings management on behalf of the Board.

Sustainability Reporting

Hudbay has long believed that transparently disclosing our sustainability performance is good business and essential to earning and maintaining stakeholder trust.  We have published an Annual Report (formerly referred to as our Sustainability Report) since 2004 and our 2024 report will be published in the second quarter of 2025 and be made available on our website at www.hudbay.com.

For several years, Hudbay has published its ESG disclosures in accordance with the GRI (Global Reporting Initiative) and SASB (Sustainability Accounting Standards Board) guidelines and standards.  We have also participated in CDP's annual questionnaires on our greenhouse gas emissions, water management practices and forest-related risks and opportunities. For many years, these standards have been considered among the most credible and widely adopted sustainability/ESG reporting frameworks. Hudbay also publishes its ESG disclosures in accordance with the Task Force on Climate-related Financial Disclosures ("TCFD") framework, which seeks to provide stakeholders in the financial markets (e.g., investors, lenders, insurers and regulators) climate-related information useful to decision making.

Our 2024 Annual Report is prepared pursuant to the GRI guidelines, the SASB Metals and Mining Standard and the recommendations of the TCFD.

We regularly review and analyze any developments associated with (or proposed changes to) the various frameworks described above and are actively monitoring any anticipated regulatory changes, including as it relates to proposals made by the Canadian Sustainability Standards Board. We are also monitoring the proposal from securities regulators to disclose climate-related information in our continuous disclosure filings, as we continuously improve our reporting disclosures and transparency on our performance.

ETHICAL BUSINESS CONDUCT

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics (the "Code").  The Code applies to all of our directors, officers and employees, our subsidiaries and affiliates and other persons in similar relationships with those entities. The Code addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Hudbay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour, including laws prohibiting improper payments to government officials.

In addition, we have adopted a Certification Policy, in accordance with which new employees must read the Code when hired or appointed and acknowledge that they will abide by the Code.  The Certification Policy also requires that all directors, officers and employees with an active Hudbay email address across the organization annually certify their understanding of the Code and acknowledge that they will abide by the Code.  We regularly conduct training sessions across the organization relating to applicable laws prohibiting bribery, to ensure that employees, especially those who may interact with government and other third parties, understand such laws and know how to comply with them.  In early 2025, we completed an online certification campaign in which all employees with an active Hudbay email address were provided copies of the Code and our key compliance policies (including anti-corruption policies) and asked to e-sign the policies to certify their understanding of the policies and their compliance therewith.

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The Board has also adopted a Statement on Anti-Corruption to further demonstrate our commitment to conducting business honestly, ethically and in compliance with the laws of the jurisdictions in which we operate and have assets.  In addition, our Global Supplier Due Diligence Policy and our supplier and customer codes of conduct are intended to ensure that we and our subsidiaries transact with suppliers and customers who share our expectations for ethical conduct and compliance with laws.

We encourage personnel who become aware of a conflict or potential conflict or departure from the Code to bring it to the attention of a supervisor or department head.  The Board has adopted a Whistleblower Policy for employees and others to report concerns regarding, among other things, violations of the Code or anti-bribery legislation or concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters.  These concerns may be reported to the Chair of the Audit Committee, who will promptly conduct or assign an individual, who may be a member of senior management or another person, to conduct a thorough investigation of the complaint.  In addition, under the Whistleblower Policy, Hudbay has a third-party hotline and website that allows individuals to report any concerns about inappropriate business conduct confidentially and anonymously.  These concerns can be reported online, by mail or by phone.

The Board, through the Audit Committee, monitors compliance with the Code.  Hudbay's Senior Vice President, Legal and Organizational Effectiveness provides day-to-day management over Hudbay's global compliance with the Code and other core policies, including management of our Whistleblower Policy and program, and reporting quarterly on such matters to the Audit Committee.

Any waivers of the Code for directors or members of senior management may only be granted by the Board.  The Board did not grant any waiver of the Code in 2024.  In the unlikely event of such a waiver, it will be disclosed to shareholders as required by applicable law.

A copy of the Code may be accessed on our website at www.hudbay.com or on Hudbay's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.  Copies of the Whistleblower Policy, Supplier Code of Conduct and Ethics, Customer Code of Conduct and Ethics and our Statement on Anti-Corruption may also be accessed on our website at www.hudbay.com.

Additionally, in compliance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act (referred to as Canada's "Modern Slavery Act"), Hudbay will be publicly filing its 2024 Modern Slavery Report for the reporting period ending December 31, 2024 (the "2024 Modern Slavery Report"). A copy of the 2024 Modern Slavery Report will be made available to shareholders on our website at www.hudbayminerals.com/disclosure-centre.

SHAREHOLDER ENGAGEMENT

We communicate with our shareholders in a wide variety of ways, including through our website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with our shareholders.  We also hold conference calls in respect of quarterly earnings releases and major corporate developments and such calls are open to be heard by the public.  Details of the notice of time, place, general substance and method of accessing any such call and instructions as to where the public will be able to access archived audio webcasts of the call are broadly disseminated.

The Board of Directors is committed to engaging in constructive communications with our shareholders and the Board maintains a Shareholder Engagement Policy, which is available on our website at www.hudbay.com. In addition to our annual general meeting, during which shareholders have the opportunity to participate and ask questions of the Board, the policy expresses our directors' interest in meeting with key shareholders to discuss specific matters of mutual interest and concern. As part of these efforts, in 2024, our Board Chair reached out to our 50 top shareholders and offered to meet with such shareholders without management present to discuss governance topics of interest. This resulted in meetings between our Board Chair and certain other committee chairs with some of our significant shareholders.

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Shareholders may also initiate communication directly with the Board by contacting our Chair by mail or email at:

Hudbay Minerals Inc.
Attention: Chair of the Board
25 York Street, Suite 800
Toronto, Ontario, Canada M5J 2V5
Email: Chair@hudbay.com

Our Chair and other members of our Board and management team continue to be in frequent contact with many of our shareholders and remain committed to constructive engagement with all shareholders.

DISCLOSURE POLICY

In addition to our timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the media.  Our Disclosure Policy is intended to ensure that we provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants. It is also intended to ensure that our public disclosure is factual, balanced and not misleading.

Hudbay's management has established a Disclosure Committee that is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy and otherwise in accordance with securities laws and other applicable laws and regulations.  The members of the Disclosure Committee generally include the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Senior Vice President, Legal and Organizational Effectiveness, the Vice President, Investor Relations and such other members of senior management deemed appropriate from time to time by the Disclosure Committee.

The Disclosure Committee reviews and supervises the preparation of all news releases and public filings and reports prior to their release, oversees the disclosure of information on our website and assists Hudbay management with their evaluation of the effectiveness of our disclosure controls (including those related to sustainability disclosure).  In addition, the Board gives final approval of material disclosure items and all news releases and public filings disclosing Hudbay's financial performance are reviewed by the Audit Committee and all material sustainability disclosure is reviewed by the EHSS Committee, which committees ultimately recommend such disclosure for approval by the Board.

COMMITTEES OF THE BOARD

The Board has established five standing Committees to assist it in discharging its mandate.  The roles of the five standing Committees are outlined below and their charters may be viewed on our website at www.hudbay.com.

Independence of Committees

The members of the Board's Committees are appointed by the Board upon the recommendation of the CGN Committee.  All of our directors who are currently members of Committees of the Board are independent directors within the meaning of applicable securities laws and the categorical standards set out in our Corporate Governance Guidelines.

Audit Committee

Members: Paula C. Rogers (Chair), Carol Banducci and George E. Lafond.

The duties of the Audit Committee include making recommendations to the Board with respect to our quarterly and annual financial results, including management's discussion and analysis thereof, and reporting to the Board any issues of which the Audit Committee is aware respecting the quality or integrity of our financial statements, any significant financial reporting issues and judgments made in connection with the preparation of our financial statements and the adequacy of our internal controls.  The Audit Committee also oversees the performance of our independent auditor and the scope of its audit, as well as our internal audit function and our ERM, information technology, cyber security and insurance programs.  The Audit Committee receives regular reports from management on internal audit, risk management, information technology, cyber security, tax strategy, insurance, litigation, compliance with the Code, pension plans and other matters.  In addition, the Audit Committee is responsible for overseeing investigations into any complaints received by our third-party whistleblower service and for ensuring that appropriate resources are allocated to such investigations.

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The Audit Committee meets at least quarterly and meets separately with senior management, the independent auditor and internal audit group as appropriate.  All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present, a session at which the head of internal audit is present with the Audit Committee without other members of management and a session at which only representatives of the independent auditor are present with the Audit Committee.

None of the members of the Audit Committee may serve on the audit committee of more than three reporting issuers in addition to Hudbay without the prior approval of the Audit Committee, the CGN Committee and the Board. No member of the Audit Committee serves on the audit committee of more than one other reporting issuer.

Information about the background and experience of each Audit Committee member and the remuneration of the independent auditor for the last two years is contained in Hudbay's Annual Information Form ("AIF") for the year ended December 31, 2024 under the heading "Audit Committee Disclosure" and a copy of the Audit Committee's charter is attached as Schedule "C" to the AIF.  Our AIF may be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Compensation and Human Resources Committee

Members: Colin Osborne (Chair), Jeane Hull and Stephen A. Lang.

The Compensation and Human Resources Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, performance evaluations and compensation of senior management, CEO and senior management succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and share ownership guidelines.

For a detailed discussion of the role of the Compensation and Human Resources Committee and its activities in 2024, including its oversight of executive compensation and its review of Hudbay's 2024 performance against the corporate scorecard, see "Statement of Executive Compensation".

Corporate Governance and Nominating Committee

Members: Carin S. Knickel (Chair), Colin Osborne and Paula C. Rogers.

The CGN Committee makes recommendations to the Board as to the size of the Board, the Board's skills matrix, standards for director independence, nominees for election as directors, the composition of Committees and development of appropriate corporate governance policies and guidelines. In addition, it is responsible for administering the Code and the Confidentiality and Insider Trading Policy, leading an annual Board evaluation process, managing the Board's shareholder engagement activities, reviewing the relationship between the Board and senior management and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The CGN Committee views its most important role as assessing the Board's ability to make effective decisions and ensuring the effective governance of Hudbay.

The CGN Committee's activities over the past year included engaging a third party consultant to carry out a comprehensive board effectiveness review, updating the Board's skills matrix, overseeing the Board Chair transition, carrying out a search for two new director candidates and making recommendations to the Board with regards to Board size, composition and nominees for election as directors as set forth in this Circular.

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Environmental, Health, Safety and Sustainability Committee

Members: Igor Gonzales (Chair), Carol Banducci, Carin S. Knickel and George E. Lafond.

The purpose of the Environmental, Health, Safety and Sustainability Committee (the "EHSS Committee") is to assist the Board in discharging its responsibilities relating to its oversight of Sustainability Matters. This includes oversight of the Company's compliance with applicable legal, regulatory and voluntarily adopted standards related to Sustainability Matters; the design, implementation and effectiveness of the Company's strategy with respect to Sustainability Matters (including any climate-related targets); the development and implementation by management of policies, programs and systems related to the monitoring and external reporting of the Company's performance in relation to Sustainability Matters; the monitoring of risks related to Sustainability Matters, including, without limitation, climate-related risks and other emerging nature-based risks; and the monitoring of significant international and local developments in relevant policies, regulations and trends related to Sustainability Matters.

The EHSS Committee receives quarterly reports from management, which include reports on health and safety incidents that occurred during the quarter across all of our operations, as well as measures taken to reduce the likelihood of such incidents occurring in the future, any non-compliances with applicable environmental regulations, and any internal and external environmental, health and safety audits conducted during the quarter. In addition, it is responsible for ensuring management promotes a culture of environmental and community responsibility and ensuring that, with respect to matters under our control, we operate in a climate that fosters the improvement of socio-economic conditions in the communities in which we operate.  The EHSS Committee also receives regular reports on our management systems at our operations and reviews and recommends our Annual Report and Modern Slavery Report for approval by the Board.

Technical Committee

Members: Jeane L. Hull (Chair), Igor Gonzales and Stephen A. Lang.

The Technical Committee assists the Board in its oversight of technical and operational matters, including receiving regular updates from management on key technical and operational issues and initiatives, overseeing reserve/resource calculations, reviewing operational budgets, receiving reports on production and cost performance, assessing our systems and processes for reviewing technical risks and technical controls in place at our operations, and discussing with management the technical merits of proposed acquisition targets and strategic investments and significant operational initiatives proposed to be undertaken.

In 2024, the Technical Committee's activities also included oversight of the stabilization initiatives at Copper Mountain and a special meeting focused on Copper World feasibility study considerations.

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THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

We, as a "foreign private issuer" in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange ("NYSE") Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A 3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between our corporate governance practices and the NYSE listing standards; (iii) the requirement (Section 303A.12(b)) that our CEO notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A 3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member's independence.

As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at www.hudbay.com.

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STATEMENT OF EXECUTIVE COMPENSATION

MESSAGE FROM THE CHAIR OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

Fellow Shareholders,

2024 was an exceptional year for Hudbay. Strong production combined with industry-leading cost performance drove record revenues of over $2 billion in a year where we enjoyed very good safety performance.

Strong Operational Performance

At our Manitoba operations, we achieved record gold production of over 214 thousand ounces, which was above the high end of our public guidance range. This was made possible by continuing to increase throughput at our New Britannia mill while maintaining targeted recoveries of 90%. We have also been realizing the benefits of improved mining techniques at our Lalor mine, and recovery improvement projects at both of our mills. With the development of our 1901 deposit, our largest exploration program ever in Snow Lake and the advancement of tailings reprocessing projects, our management team continues to show its commitment to unlocking value in Manitoba.

In Peru, we had another year of solid production with strong cost performance. We continued to benefit from higher grade ore from our Pampacancha deposit and strong mill throughput and recoveries. As production from Pampacancha winds down at the end of 2025, we are looking at opportunities to increase mill throughput at Constancia, as well as initiating exploration at the very prospective Maria Reyna and Caballito properties.

We acquired our Copper Mountain mine in British Columbia in mid-2023 and 2024 was our first full year operating the mine. We've completed operational stabilization plans focused on increasing material movement at the mine as well as increasing mill availability and recoveries. Looking forward, the team in British Columbia is focused on optimizing the operation, including a three-year stripping program designed to allow access to higher grade ore and a number of mill improvement projects intended to increase throughput to 50,000 tonnes per day. We are also pursuing a permit amendment that will allow us to mine our higher grade New Ingerbelle deposit, which will help perpetuate the life of the operation.

Advancing Growth Initiatives

Our Copper World project in Arizona represents Hudbay's next phase of growth, as it is expected to increase our copper production by over 50% from current levels. Copper World required three state permits before construction can get underway. The first was received in 2021 and we were pleased to receive the final two permits, the Aquifer Protection Permit and the Air Quality Permit, by the end of 2024. The team in Arizona is now focused on completing a feasibility study and seeking a joint venture partner to contribute to the design and construction of Copper World.

Transforming our Balance Sheet

Our strong cash flow generation was supplemented by a $400 million equity offering that we completed in May 2024, and together these allowed us to substantially increase our cash position, reduce debt and decrease our net debt to EBITDA ratio to put us in the lowest leverage position among our peers. This deleveraging of our balance sheet enabled us to make significant progress toward achieving the goals set forth in our '3-P Plan' for advancing Copper World toward a sanctioning decision in 2026. We also improved our financing optionality by extending our revolving credit facility for an additional three years as we look ahead to the maturity of our 4.5% senior unsecured notes in 2026.

Strong Share Price Performance

Along with our strong operating and financial performance, we were pleased to enter into new three-year collective agreements with our unionized workforces in Peru and Manitoba. We also favourably resolved legacy litigation in connection with our prior operations in Guatemala.

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All of our successes in 2024 were reflected in our share price performance, as our shares finished the year up 60%, among the top performers in our peer group.

Executive Compensation in 2024

When designing the objectives used to assess management's performance in a given year, the Compensation and Human Resources Committee works with management to consider what is most important to the long-term success of the company. These objectives are compiled into the company's 'corporate scorecard' and they are used to calculate the short-term cash incentive bonus to which members of management are entitled. For 2024, the corporate scorecard reflected management's key strategic objectives - namely efficient yet safe operational performance driving cash flow generation, advancing growth projects and repositioning the company's balance sheet in preparation for a sanctioning decision at Copper World.

As outlined above, management performed very well against these objectives in 2024, and this was reflected in a score of 136/100 in the corporate scorecard. The pages that follow provide you with our report on the company's executive compensation, along with a description of how our executives' compensation outcomes are consistent with the company's performance.

In 2025, management will continue its pursuit of key strategic objectives, and their compensation will depend on their success in this pursuit. The Committee will ensure that management is appropriately incented to achieve these objectives through an executive compensation program that rewards performance while continuing to support the winning culture we have worked to achieve. The Committee would be happy to discuss these matters further with our shareholders and we will be available at our annual shareholders' meeting to answer any of your questions.

Sincerely,

Colin Osborne

Chair of the Compensation and Human Resources Committee

46 | 2025 HUDBAY MINERALS INC.

Compensation Discussion and Analysis

COMPENSATION AND HUMAN RESOURCES COMMITTEE

Membership and Relevant Experience

The current members of the Compensation and Human Resources Committee (the "Committee") are Colin Osborne (Chair), Jeane L. Hull and Stephen A. Lang. Each member is independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices. In addition, each member brings relevant and diverse experience, which provides the Committee with the proper context to assess the suitability of our compensation policies and practices.

Mr. Osborne has been President and Chief Executive Officer of Samuel, Son & Co. since 2019 and sits on its Board of Directors. He is responsible for the development and leadership of Samuel's long-term strategy and growth plans and oversees the Human Resources function. Mr. Osborne has extensive board experience and has sat on the boards of numerous public and private equity run businesses, including Strongco Inc., where he served on the Compensation Committee, and TMS International.

Ms. Hull has over 35 years of mining operational leadership and engineering experience, most recently holding positions of Chief Operating Officer of Rio Tinto plc at the Kennecott Utah Copper Mine and Executive Vice President and Chief Technology Officer of Peabody Energy Corporation. Ms. Hull also 10 years of independent director experience and currently serves as a member of the board of directors of Wheaton Precious Metals, Epiroc AB and Coeur Mining, Inc. Ms. Hull is currently a member of the Compensation and Leadership Development Committee of Coeur Mining, Inc.'s board. Additionally, Ms. Hull previously served on the boards of Trevali Mining Corporation, Copper Mountain Mining Corporation, Pretium Resources Inc., Interfor Corporation and Cloud Peak Energy Inc. While on the board of Trevali Mining Corporation, Ms. Hull served as Chair of the Compensation and Human Resources Committee.

Mr. Lang was Chief Executive Officer of Centerra Gold Inc. from 2008 to 2012 and served as Centerra's Board Chair from 2012 to 2019.  He has over 40 years of experience in the mining industry, including engineering, development and production at gold, copper, coal and platinum group metals operations. He has served on the Compensation Committees of Alio Gold Inc., International Tower Hill Mines Ltd. and Centerra Gold Inc. and currently serves as Chair of the Compensation Committee of Hycroft Mining Holding Corporation.

Committee Mandate

The Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, officer appointments, performance evaluations of senior management, succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and share ownership guidelines. The responsibilities of the Committee, as set forth in its Charter, are available on our website at www.hudbay.com.

COMMITMENT TO TRANSPARENCY, GOOD GOVERNANCE AND RISK MITIGATION

The Committee and the Board are committed to good governance, transparent disclosure and a productive dialogue with our shareholders about our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not likely to have a material adverse effect on Hudbay.

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The following list highlights key policies and practices that have been adopted by Hudbay, which we believe are in the best interest of shareholders and align with corporate governance best practices:

What We Do

Say on Pay: We hold an annual advisory “Say on Pay” vote on executive compensation. Last year, our “Say on Pay” vote received support from 97.35% of shareholders who voted on the matter

Shareholder Engagement: The Board has adopted a Shareholder Engagement Policy and is committed to maintaining an active dialogue with our shareholders about executive compensation. In 2024 the Board reached out to our 50 top shareholders and offered to meet with such shareholders without management present to discuss governance topics of interest.

Performance Objective Setting: The Board’s oversight of the performance objective setting process reduces the possibility of excessive risk taking and ensures performance objectives are aligned with corporate strategy

Corporate Scorecard: The Board adopts an annual corporate scorecard, including a scoring system with specific financial, operating, ESG and growth/strategy targets for assessing Hudbay’s performance

Balanced Scorecard: A balanced number of annual performance objectives limits the impact any particular activity could have on the overall corporate performance score

Equity Incentives Emphasize Longer-Term Performance: PSU and RSU awards fully vest after three years and options remain exercisable for seven years; this motivates longer-term performance

Independent Compensation Consultant: The Committee engages an independent compensation consultant who helps the Committee ensure our compensation levels and practices are reasonable and prudent while remaining competitive

Anti-Hedging Policy: Our Confidentiality and Insider Trading Policy prohibits our executives from hedging against declines in their equity-based compensation and trading during our blackout periods

Double Trigger on Change of Control: A “double trigger” is included in our executive employment agreements so that severance payments are due upon a Change of Control only if employment is also terminated

Equity Ownership Guidelines: Executives are required to comply with our equity ownership guidelines, including a requirement for the CEO to own equity equal to at least 3x his base salary

Clawback Policy: The Board has adopted a “clawback” policy that requires the reimbursement of excess incentive-based compensation received by executive officers in the event of (i) materially non-compliant financial statements; or (ii) a wrongful act by an executive officer

EXECUTIVE COMPENSATION OVERVIEW

Named Executive Officers

For 2024, our Named Executive Officers, referred to as our NEOs, were:

● Peter Kukielski, President and Chief Executive Officer (CEO);

● Andre Lauzon, Chief Operating Officer;

● Eugene Lei, Chief Financial Officer;

● Patrick Donnelly, Senior Vice President, Legal and Organizational Effectiveness; and

● Javier Del Rio, Senior Vice President, US Business Unit.

48 | 2025 HUDBAY MINERALS INC.

Compensation Philosophy

Our executive compensation philosophy is to:

● provide competitive compensation to attract and retain a talented and high-achieving executive team;

● appropriately incent our executives to achieve our strategic and operational objectives; and

● align the interests of our executives with the long-term interests of our shareholders.

Accordingly, and as outlined throughout this Compensation Discussion and Analysis, our compensation program is structured with the following elements in mind:

● a significant portion of total compensation is variable and "at risk" and linked to corporate and individual achievements tied to our strategic plan;

● our compensation program, along with our equity ownership guidelines and employee share purchase plan, fosters share ownership among our executive team; and

● we generally target our executive's compensation at the market median.

Compensation Comparator Group

The compensation comparator group shown below was approved by the Committee in 2023, for the purpose of determining where our executives were compensated in relation to their peers to facilitate decisions for 2024 target pay levels. The criteria used to develop the compensation comparator group are as follows:

Criteria	Rationale
Mid-tier base and precious metals companies	Reflective of the market for executive talent and other personnel who possess the specialized skills and knowledge required to run a sophisticated mining company. Similarly-sized precious metals companies have been included among the comparators because they compete for the same talent as Hudbay.
Similar size and scope (as defined by a range of 1/3x to 3x our revenue or total assets)	Capturing companies of a similar size and asset base.
Publicly listed and headquartered in Canada, the U.S., or Australia	Comparable talent market and compensation programs.

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Compensation Comparator Group
Alamos Gold Inc.
B2Gold Corporation
Capstone Copper Corp.
Centerra Gold Inc.
Eldorado Gold Corporation
Hecla Mining Company
IAMGOLD Corporation
Kinross Gold Corporation
Lundin Mining Corporation
New Gold Inc.
OceanaGold Corporation
Pan American Silver Corp.
SSR Mining Inc.
*Relative positioning as at December 31, 2024.

Compensation Governance

Committee Activities

Since July 2023, the Committee has undertaken the following activities related to the 2024 and 2025 compensation process:

Executive Compensation Benchmarking Review

● Approved the updated comparator group used to benchmark executive compensation

● Oversaw compensation benchmarking for our executives for the purpose of determining 2024 and 2025 target pay levels

● Reviewed compensation and governance trends specific to the mining industry

Compensation Recommendations

● Made recommendations to the Board with respect to 2024 and 2025 target compensation levels for executives

● Made recommendations to the Board in respect of the compensation awarded to our named executive officers in respect of 2024 performance

● Approved the compensation awarded to our Vice Presidents in respect of 2024 performance

Annual Cash Incentive (STIP)	● Considered management's recommendations regarding our 2024 performance and results under the corporate scorecard, and made a performance recommendation to the Board

50 | 2025 HUDBAY MINERALS INC.

Long-Term Incentives (LTIP)

● Reviewed and affirmed the mix of LTIP instruments, and the design of our PSUs

● Monitored the performance of outstanding PSUs, including current-year and overall performance against the comparator group, along with performance against the return on invested capital ("ROIC") metric and approved the payout of PSUs granted in 2022 (see "Components of Hudbay's Executive Compensation Program - Long-Term Incentive Plan (LTIP)")

Compensation Disclosure	● Reviewed and recommended for the Board's approval the Statement of Executive Compensation included in this information circular
Leadership and Organizational Effectiveness

● Oversaw a succession planning and development process for the CEO and management's succession planning process for senior executives and other key employees

● Oversaw the continued integration of Copper Mountain's business functions and employees following its acquisition

● Oversaw the ongoing implementation of our Organizational Effectiveness initiatives, including our OneImpact high potential employee program and our OneTeam supervisory leadership development program

Risk Oversight	● Reviewed quarterly management updates on risk drivers and mitigation plans related to succession planning, recruitment and retention and collective bargaining
In Camera Sessions	● The Committee holds in camera sessions without management or its independent compensation consultant present at every meeting

Roles of Management and Independent Advisor

The Committee works closely with our management team and the Committee's independent advisor in overseeing the activities outlined below.

Management

Members of senior management assist the Committee by compiling information to be used in its determinations, including:

● Recommending a peer group for compensation benchmarking

● Reporting to the Committee on compensation and succession planning and retention related risks

● Drafting of proposed corporate scorecards, objectives, and associated targets

● Providing input on our achievement relative to corporate and individual objectives

● Providing a summary of historical compensation levels, methods of compensation, and realized / realizable compensation

● Compilation of compensation data for the purposes of disclosure in this information circular

● Preparing and presenting updated management succession plans

● Updating the Committee on Human Resources and Organizational Effectiveness initiatives

● Providing feedback on the CEO's performance against his annual objectives

● Reporting to the Committee on employee turnover, recruitment and culture initiatives, retention, collective bargaining and other human resources matters

The Committee also relies on the CEO to review the performance of his direct reports and make recommendations to the Committee in this regard.

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Independent Advisor

To assist in carrying out its duties, the Committee has the authority to retain and receive advice from legal and other advisors as it determines necessary, including the use of compensation consultants.

Since 2009, the Committee has retained Hugessen Consulting Inc. to provide it with independent advice on executive and director compensation, incentive plan design, and related governance matters. The nature and scope of services provided by Hugessen to the Committee in 2024 included:

● Advice regarding pay comparator group and NEO and director compensation levels

● Information regarding compensation and related governance trends in the mining industry

● Reviewing and providing advice to the Committee regarding management-prepared materials and recommendations

● Providing analysis of CEO realized and realizable pay levels

● Providing analysis of STIP and LTIP performance measures

● Conducting a comprehensive analysis of our short- and long-term incentive programs, including reviewing industry best practices as well as practices and programs used by our peers

The Committee reviews and considers the information and advice provided by Hugessen, among other factors, when it makes its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after considering the Committee's recommendations. Hugessen does not provide any services to management directly and work conducted by Hugessen raises no conflicts of interest. Any services provided by Hugessen requires Committee pre-approval and the Chair of the Committee approves all invoices for work performed by Hugessen. The Committee reviews Hugessen's performance at least annually.

The table below outlines the fees paid to Hugessen over the last two years for executive compensation related services. Hugessen did not provide any other services in either year. The additional fees incurred by Hugessen in 2023 related primarily to their comprehensive analysis of our short- and long-term incentive programs, review of director compensation and support with compensation determinations related to Copper Mountain.

2024		2023
Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
$112,108	Nil	$194,367	Nil

Compensation Risk Management

Commitment to Transparency, Good Governance, and Risk Mitigation

The Committee and the Board are committed to good governance, transparent disclosure and a productive dialogue with our shareholders regarding our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not likely to have a material adverse effect on Hudbay.

52 | 2025 HUDBAY MINERALS INC.

Our Audit Committee has been tasked by the Board with overseeing our Enterprise Risk Management program. As part of this program, key risks that could impact us are identified and assessed, and mitigation plans are put in place. Succession planning, recruitment and retention have been identified as key risks and the Compensation and Human Resources Committee receives quarterly updates on the risk drivers and mitigation plans in respect of these risks.

Clawback Policy

The Board has adopted an incentive-based compensation clawback policy, which was amended in early 2023 to ensure compliance with recent SEC rule changes. The clawback policy is summarized below.

Element	Our Policy
Incentive-Based Compensation subject to Clawback	● STIP ● LTIP
Eligible Executive Officers	● CEO, Chief Financial Officer, Chief Operating Officer, all Senior Vice Presidents and certain Vice Presidents
Lookback Period

● The three-year period preceding the date on which the Company (a) determines it is required to restate materially non-compliant financial statements or (b) discovers the Executive Officer has been involved in a wrongful act

Excess Incentive-Based Compensation

● the amount by which any Incentive-Based Compensation based on erroneous or inaccurate data in materially non-compliant financial statements exceeds the amount of Incentive-Based Compensation that would have been awarded based on the subsequent restatement or correction of such materially non-compliant financial statements; or

● the amount by which any Incentive-Based Compensation that is awarded following a wrongful act of the Executive Officer of which the Board was not aware exceeds the amount of any Incentive-Based Compensation that would have been approved had the Board been aware of an Executive Officer's involvement in a wrongful act

Triggering Events

● The Board shall require repayment of any Excess Incentive-Based Compensation awarded to any current or former Eligible Executive Officer during the current period and the Lookback Period in the event of materially non-compliant financial statements that require a restatement

● The Board may require repayment of any Excess Incentive-Based Compensation awarded to any current or former Eligible Executive Officer during the current period and the Lookback Period in the event of:

• materially non-compliant financial statements that do not require a restatement; or

• if the Board determines in its sole discretion that the Executive Officer has been involved in any wrongful act

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Equity Ownership Guidelines

To align executive and shareholder interests, the Board has established a policy that requires executives to own a minimum number of Hudbay shares and share units, as follows:

Element	Our Policy
Ownership Requirement	● CEO: 3x base salary ● Chief Financial Officer, Chief Operating Officer and all Senior Vice Presidents: 2x base salary ● All Vice Presidents: 1x base salary
Units Counted and Basis of Valuation	● Common shares ● Share units (vested and unvested PSUs and RSUs) ● Valued based on cost of acquisition or value at time of grant
Timeframe to meet Ownership Requirement	● Four years from appointment as an officer ● Four years from any base salary increase to meet additional requirement ● Executive is not permitted to sell shares until requirement is met

Equity ownership guidelines also apply to our directors, as described under "Director Compensation" below.

Our current NEOs' progress in meeting our share ownership guidelines as at March 25, 2025 is shown in the following table:

Name	Share Ownership Guideline (as multiple of base salary)	Equity Ownership Requirement ($)	Total Equity Ownership(1)		Total Equity Ownership	Value of Equity Ownership as a Percentage of Requirement
			Share Units ($)	Hudbay Shares ($)
			[A]	[B]	[C] = [A] + [B]
Peter Kukielski	3x	3,142,575	6,418,473	760,440	7,178,913	228%
Andre Lauzon	2x	1,302,000	2,014,696	409,018	2,423,714	186%
Eugene Lei	2x	1,147,362	1,964,177	1,307,747	3,271,924	285%
Patrick Donnelly	2x	1,003,320	1,579,740	794,186	2,373,926	237%
Javier Del Rio	2x	1,151,368	1,460,223	361,777	1,822,000	158%

1. Includes the grant date value of share units held and the acquisition value of Hudbay Shares held. In the case of Mr. Kukielski, the total under "Share Units" includes DSUs that he was awarded prior to his appointment as permanent CEO in early 2020.

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COMPONENTS OF HUDBAY'S EXECUTIVE COMPENSATION PROGRAM

Summary of Elements of Executive Compensation

The following table provides a summary of the key elements of our executive compensation program, which we believe form an appropriate mix of compensation:

Compensation Element	Description and Rationale
Fixed Compensation
Base Salary	● Annual cash compensation which serves as competitive, stable income and enables attraction and retention
Retirement Benefits	● Pension plan which rewards executives for long service to Hudbay and enables attraction and retention
Variable Compensation
Short-Term Incentive Plan (STIP)	● Annual cash bonus based on corporate and individual performance
● Links compensation to corporate performance (measuring operational, ESG, financial and growth and strategy metrics) and individual performance, which motivates executives to achieve our annual objectives
Long-Term Incentive Plan (LTIP)	● Mix of Performance Share Units (PSUs), Restricted Share Units (RSUs) and share options, with an emphasis on our mid- to long-term performance
● Aligns the interests of executives and shareholders
● Encourages longer-term retention
Other
Employee Share Purchase Plan	● Voluntary program whereby participants may contribute a portion of their salary to acquire Hudbay shares, with a matching contribution from Hudbay
● Motivates, attracts and encourages retention of executives and other employees, and aligns their interests with those of our shareholders
Perquisites and Other Benefits	● May include fitness memberships, comprehensive medical examinations, life and accident insurance, parking, and other subsidies and entitlements for executives who have been asked to relocate at Hudbay's request
● Represents an investment in the health and wellbeing of our executives and otherwise supports attraction and retention
● Do not represent a material portion of overall compensation

In 2024, approximately 80% of our CEO's and an average of approximately 72% of our non-CEO NEOs' target total direct compensation was variable and at-risk.

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Base Salary

The Committee believes that our executives' base salaries must be sufficiently competitive to enable recruitment and encourage retention. However, reflecting our emphasis on variable and at-risk compensation, our executives' base salaries remain a relatively low portion of their overall total direct compensation. The Committee generally targets our NEOs' base salaries at the median of the comparator group.

The 2024 and 2025 base salaries of our NEOs are shown below.

Executive	2024 Base Salary ($)	2025 Base Salary ($)
Peter Kukielski	1,017,015	1,047,525
Andre Lauzon	620,000	651,000
Eugene Lei	551,616	573,681
Patrick Donnelly	487,048	501,660
Javier Del Rio(1)	558,917	575,684

1. Mr. Del Rio's base salary is paid in US dollars. For illustrative purposes only in the table above, Mr. Del Rio's salary has been converted into Canadian dollars at an exchange rate of $1.30 per US$1.00. For clarity, Mr. Del Rio earned a base salary of US$429,936 in 2024 and is scheduled to earn a base salary of US$442,834 in 2025.

Short-Term Incentive Plan (STIP)

The STIP is an annual cash bonus based on a combination of corporate and individual performance throughout the year. Target STIP awards are denominated as a percentage of base salary and actual awards can range from 0% of target for performance outcomes that fall significantly below expectations to 200% of target for superior performance.

Corporate performance in a given year is measured using our Corporate Scorecard, as described in more detail below. For 2024, our CEO's annual STIP award was based 80% on corporate performance and 20% on individual performance,  while our non-CEO NEOs' STIP was based 70% on corporate performance and 30% on individual performance. Individual performance of our non-CEO NEOs is assessed each year by the Committee, in consultation with the CEO. On the Committee's recommendation, commencing in 2025, the Board determined that our CEO's STIP will be based 100% on corporate performance, while our non-CEO NEOs' STIP will be based 85% on corporate performance and 15% on individual performance. A summary of our NEOs' individual performance assessments for 2024 can be found in "Determination of 2024 Individual Performance Scores".

2024 Corporate Scorecard

At the start of each year, the Board, upon the recommendation of the Committee, adopts the Corporate Scorecard, which sets forth key performance objectives that guide and motivate our executives, including our NEOs, as they carry out Hudbay's strategy over the course of the year. Management is expected to be rigorous in their goal-setting as the Committee is very reluctant to make adjustments to any performance objectives during the year. Performance is monitored throughout the year, and at year-end, the Committee assesses the Company's performance against each Corporate Scorecard objective and considers all relevant factors, both positive and negative. While the Committee retains discretion to ensure that Corporate Scorecard results are fair, they use this discretion cautiously and, where practical, use metrics that are objectively measurable so the use of discretion can be minimized.

As in prior years, the Corporate Scorecard the Board adopted in early 2024 included performance categories based on operational, ESG, financial and growth/strategic performance. The results of management's performance against the 2024 scorecard metrics are shown in the table below. The Board assigned a final corporate score of 136/100, which reflected management's strong performance in 2024.

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	Metric	Performance Measures / Objectives	2024 Results & Commentary	2024 Score
Operations	Production (aggregate Cu eq. tonnes in concentrate)	50% 222kt 100% 250kt 200% 280kt	240kt	8.6/10
	Cost Performance (sustaining cash cost per pound of copper produced)(1)	50% US$2.45/lb 100% US$2.22/lb 200% US$2.00/lb	US$1.65/lb	20/10
Manitoba Growth and Operational Efficiencies

50%

100%

200%
Improvement of LHD and truck mechanical availability at Lalor – absolute increase of 3% availability without impacting approved capital expenditures

Complete drift to 1901 within 10% of budgeted cost
Manitoba produces 10% more gold ounces than budget
			Between target and top-out	17.5/10
British Columbia Stabilization

50%

100%

200%
Reduction in SAG mill grinding media use by 40% (per hour of operation) compared to 2023
75% of mill stabilization, mine production and maintenance projects contemplated in budget are completed/on schedule

110% of budgeted throughput and copper recovery

			Between threshold and target	5/10
ESG	Safety (Total Recordable Injury Frequency Rate)	50% 100% 200% 1.47 1.37 1.20	Achieved top-out, however, Board used discretion to reduce rating to between target and top-out due to minor underperformance in ancillary safety areas.	15/10
Community Relations – British Columbia

50%

100%

200%

Execution of Participation Agreements covering Copper Mountain mine only (not New Ingerbelle)

Execution of Participation Agreements covering New Ingerbelle
Target plus documented support from USIB and LSIB for New Ingerbelle permit submission

			Did not achieve threshold	0/5
ESG

50%

100%

200%

No Level 3 environmental incidents
Complete study at New Ingerbelle or Copper Mountain and complete cost analysis of trolley assist at Copper Mountain and reach collective bargaining agreements within approved mandates in Manitoba and Peru

Discretionary
			Achieved target	5/5

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	Metric	Performance Measures / Objectives	2024 Results & Commentary	2024 Score
Financial	Operating Cash Flow (Actual before change in non-cash working capital)	50% US$384M 100% US$480M 200% US$576M	US$626m	20/10
	Balance Sheet Deleveraging	50% 100% 200% Complete renegotiation of intercompany loan agreements Maintain Net Debt/EBITDA ratio of 1.6x Reduce Net Debt/ EBITDA ratio to 1.2x	Reduced Net Debt/EBITDA ratio to 0.64x	20/10
Growth and Strategy	Copper World

50%

100%

200%
Receipt of air and aquifer permits
Threshold and initiation of joint venture process and presentation of draft feasibility roadmap with cost estimate and detailed schedule

Target and acquiring state land parcel to enable Phase 1 tailings expansion and complete joint venture partner process
			Achieved threshold	2.5/5
	Achievement of Strategic Objectives	Assessed against strategic priorities set out at the start of the year	Between target and top-out	22.5/15

1. Cost Performance is based upon the Company's sustaining cash cost per pound of copper produced. Sustaining cash cost per pound of copper produced is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation of the Company's sustaining cash cost per pound of copper produced, please see the discussion under the heading "Non-GAAP Financial Performance Measures" in the Company's management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2024, a copy of which is available on the Company's SEDAR+ and EDGAR profiles.

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Long-Term Incentive Plan (LTIP)

Overview of Design

As stated in our compensation philosophy, the Committee believes that long-term, equity-based compensation should form a significant portion of our NEOs' overall compensation in order to provide a strong link between compensation, performance and total shareholder returns.

The Compensation and Human Resources Committee oversees our LTIP with the objective of ensuring the alignment of our LTIP outcomes with the shareholder experience and our mid- to long-term performance and strategic goals. Our LTIP design includes a mix of equity incentives for our NEOs involving PSUs, RSUs and share options ("options").

For the grant made to our NEOs in February 2024, the percentage of the overall grant allocated to each of these LTIP vehicles was as follows:

Performance Share Units ("PSUs")

● Cliff vest after 3 years based on the achievement of a performance multiplier with a payout range of 0% - 200%

● Performance is based on relative TSR (75%) and ROIC (25%)

● Settled in cash or common shares

Restricted Share Units ("RSUs")
● Vest on a rateable basis over three years (i.e. 1/3 per year)(1) ● No front-end performance conditions ● Settled in cash or common shares

Options
● Vest on a rateable basis over 3 years (i.e., 1/3 per year) ● 7-year term ● Upon exercise, settled in shares issued from Hudbay's treasury

(1) Commencing with the LTIP grant awarded in February 2024, RSUs vested rateably over three years, while PSUs continued to cliff vest after three years. RSU grants awarded prior to February 2024 cliff vested after three years.

LTIP awards are granted at a target value, being a percentage of base salary determined by the Board. The award is then multiplied by the percentage of the overall LTIP grant allocated to PSUs, RSUs, and options, then divided by (in the case of PSUs and RSUs) the share price at the time of grant, or (in the case of options) the price of an option at the time of grant (as determined by the Committee using a Black-Scholes valuation methodology). An example of how the target LTIP grant applied to Mr. Kukielski's 2024 award is as displayed below:

Mr. Kukielski's 2024 LTIP Compensation

$1,017,015 Mr. Kukielski's 2024 Base Salary		250% ($2,542,538) Mr. Kukielski's 2024 Target LTIP Grant as a % of Base Salary		50% Target PSU Mix of LTIP		Share Price at Date of Grant: $7.35		Target PSU Grant Size: 172,962 units

	x		x	25% Target RSU Mix of LTIP	÷		=	Target RSU Grant Size: 86,481 units

				25% Target Option Mix of LTIP		Option Value at Date of Grant: $4.11		Target Option Grant Size: 154,656 units

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Performance Share Units

PSUs are notional units that are redeemable for a Hudbay common share or a cash amount equal to the value of a Hudbay common share at the vesting date. PSUs will cliff vest at the end of three years. The PSUs are subject to performance and vesting conditions such that all PSUs will be forfeited if a threshold level of performance is not met. Conversely, additional PSUs will be granted (to a maximum of 200% of the initial grant) if performance over the three-year vesting period is above the target. The performance conditions are based (as to 75% of the PSUs) on total shareholder return compared to a peer group (Relative TSR) and (as to 25%) return on invested capital (ROIC). The Committee believes that the use of Relative TSR and ROIC as performance conditions for the PSUs will align pay outcomes with the shareholder experience and encourage effective capital allocation.

Relative TSR Multiplier (75% of PSUs)

The number of PSUs that vest is determined in part by reference to total shareholder return ("Hudbay TSR") generated by the Company over the performance period, as compared to a peer group (the "Performance Peer Group"). The Performance Peer Group for 2024 consists of the following base metals mining issuers:

2024 Performance Peer Group
Antofagasta plc	Atalaya Mining	Capstone Copper Corp.	Ero Copper Corp.
First Quantum Minerals Ltd.	Freeport McMoran	Ivanhoe Mines	Lundin Mining Corporation
MAC Copper Limited	Nexa Resources S.A.	Sandfire Resources	Taseko Mines
Teck Resources	29 Metals Inc.

The Relative TSR multiplier will be calculated over the performance period with reference to both the annual Relative TSR and a three-year cumulative Relative TSR, on a combined basis as follows:

o 10% annual Relative TSR for year 1 of the Performance Period

o 10% annual Relative TSR for year 2 of the Performance Period

o 10% annual Relative TSR for year 3 of the Performance Period

o 70% three-year cumulative Relative TSR for the Performance Period

The calculation of the Hudbay TSR and the peer group TSR will include the appreciation of the price of the respective shares along with payments of dividends and other returns of value.

The Relative TSR Multiplier for a specific period is calculated as follows, linearly interpolated for performance between the specified levels:

Performance Level	Performance Objective	Relative TSR Multiplier
Maximum	Hudbay TSR is at the 90th percentile of the Performance Peer Group	200%
Between Target and Maximum	Hudbay TSR is at the 75th percentile of the Performance Peer Group	150%
Target	Hudbay TSR is at the 50th percentile of the Performance Peer Group	100%
Threshold	Hudbay TSR is at the 25th percentile of the Performance Peer Group	50%
Below Threshold	Hudbay TSR is below the 25th percentile of the Performance Peer Group	0%

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Return on Invested Capital (ROIC) Multiplier (25% of PSUs)

ROIC is determined by way of a single three-year average, calculated as follows:

ROIC =	Σ (3 years of Adjusted NOPAT)	/ 3
13-quarter average Invested Capital

Where "Adjusted NOPAT" is equal to:

      Net Income (loss) for the year

Add: tax expense, less cash taxes paid

Add: net finance expense

Add: exploration expense

Adjust for: impairment losses/reversals (in the discretion of the Committee)

Adjust for: other gains/losses and non-recurring items (in the discretion of the Committee)

and "Invested Capital" is equal to:

      Property, plant & equipment

Add: goodwill on depreciable assets

Subtract: exploration and evaluation assets

Subtract: capital works in progress

Add: current assets

Subtract: current liabilities

Subtract: cash and short-term investments

The ROIC Multiplier for a specific period is calculated as follows:

Performance Level	Performance Objective(1)	ROIC Multiplier
Maximum	Hudbay's ROIC is equal to or greater than 9.5%	200%
Target	Hudbay's ROIC is equal to 5%	100%
Threshold	Hudbay's ROIC is equal to 4%	50%
Minimum	Hudbay's ROIC is less than 4%	0%

1. Performance objective targets are reviewed on an annual basis.

The ROIC Multiplier will be linearly interpolated for amounts between each performance level. The performance objective targets for the 2024 grant were set with reference to budgeted financial performance and a view to improve return on invested capital. The performance objective targets are reviewed each year.

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Restricted Share Units

Restricted Share Units are like PSUs in that they are notional units that are redeemable for a Hudbay common share or a cash amount equal to the value of a common share at the vesting date. However, they are not subject to performance conditions that can increase or decrease the number of units that vest. Instead, the only vesting condition is time in that the units vest at the end of a specified period provided the recipient remains employed by the Company at the time of vesting. Commencing with the 2024 grant, RSUs vest rateably over a period of three years (i.e., one-third per year). For 2023 and prior years, RSUs cliff vested after a period of three years. The Committee supported the change to the RSU vesting structure in 2024 as it aligned our RSUs with our peers and provided additional retention incentives for our employees and executives.

Options

Share options are widely used as a minority component in an LTIP program, both among our mining peers and among TSX60 issuers. The Committee believes using share options as a balanced component of the LTIP mix will support the attraction and retention of members of the executive and broader management team.

The options vest in equal installments over three years and will remain exercisable for a period of seven years.

The PSUs and RSUs granted in early 2024 were granted under Hudbay's Long-Term Equity Plan and the options were granted under our Share Option Plan. Summaries of these plans are included at Schedule "B".

2025 LTIP Grant

For the LTIP grant made to our NEOs in February 2025, in respect of the 2025 fiscal year, the grants involved the same blend of PSUs, RSUs and options as were issued in 2024, in each case with substantially the same terms as in 2024 (as described above).

Other Compensation and Perquisites

Retirement Benefits

In addition to rewarding employees for long service to Hudbay, the Committee recognizes that retirement benefits are required to make our compensation program competitive. For details on our retirement plans, see the "Retirement Benefits" section below.

Employee Share Purchase Plan

We maintain an Employee Share Purchase Plan ("ESPP") for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares, which are acquired through open-market purchases. We make a matching contribution of 75% of the participant's contribution, one-third of which is immediately applied toward the tax withholding obligation on our contribution. Shares purchased with Hudbay's contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution.

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and other subsidies and entitlements for executives who relocate at Hudbay's request.

62 | 2025 HUDBAY MINERALS INC.

CEO COMPENSATION

2024 Compensation

Mr. Kukielski's target compensation as President and CEO was set with reference to the median compensation paid to the CEOs in our compensation benchmarking group. The actual total direct compensation received by Mr. Kukielski in respect of 2024 is shown in the table below:

Name	Base Salary ($)	Target STIP	Target LTIP	Combined Performance Score	Actual STIP ($)	LTIP Value ($)	Actual Total Direct Compensation ($)
Peter Kukielski	1,017,015	120%	250%	133.8%	1,632,919	2,542,538	5,192,472

1. Mr. Kukielski's actual STIP award is based on his weighted average performance score, being 20% individual and 80% corporate.

2. The LTIP value is comprised of 50% PSUs, 25% RSUs and 25% Options, as described in "2024 CEO LTIP Award", below.

Eighty percent of our CEO's STIP is based on the corporate score and twenty percent is based on his individual performance objectives. Mr. Kukielski's 2024 objectives were focused on enhancing stakeholder communications, reviewing and leading strategy, advancing ESG initiatives, managing uncertainty and enhancing our company culture and people strategy. His performance against these objectives was assessed as 125/100 which, when combined with the corporate performance score, resulted in a combined score of 133.8%.

The factors underlying Mr. Kukielski's performance score are as follows:

Name	Individual Performance Scores	Decision Factors
Peter Kukielski	125/100
  Led a very active and productive investor relations schedule, which contributed to successful US$400 million equity offering, diversification and strengthening of shareholder base and improved company valuation
  Advanced key relationships with potential Copper World joint venture partners, including several non-traditional prospective partners
  Strengthened government and First Nations relations in all jurisdictions including meeting with senior government personnel in Canada, United States and Peru
  Continued to be a champion of company culture through increased visits to all sites and meeting with employees at all levels of the organization, including multiple meetings with 'OneImpact' high potential employee program participants
  Led company strategic efforts, including deleveraging of the balance sheet and improved financial flexibility, ongoing integration of the Copper Mountain operation and advancement of Copper World into feasibility and a joint venture process

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2024 CEO STIP Award

The following table shows the target and actual STIP awarded to Mr. Kukielski with respect to his 2024 performance.

Name	2024 Base Salary ($)	2024 Target STIP		Annual Performance Score		Weighted Average Performance Score	2024 STIP Award ($)
		(%)	($)	Corporate Performance Score (80%)	Individual Performance Score (20%)
	[A]	[B]	[C] =[A]x[B]			[D]	[C]x[D]
Peter Kukielski	1,017,015	120%	1,220,418	136%	125%	133.8%	1,632,919

2024 CEO LTIP Award

The table below shows the LTIP grant made to Mr. Kukielski in early 2024 as part of his 2024 compensation.

Name	2024 Base Salary ($)	Target LTIP		Amount of Target Allocated to PSUs ($)	Amount of Target Allocated to RSUs ($)	Amount of Target Allocated to Options ($)	# PSUs Granted	# RSUs Granted	# Options Granted
		(%)	($)
	[A]	[B]	[C]=[A]x[B]
Peter Kukielski	1,017,015	250%	2,542,538	1,271,269	635,634	635,634	172,962	86,481	154,656

1. The unit price to determine the number of RSUs and PSUs granted was $7.35 and was based on the trailing five-day average price of the Hudbay Shares.

2. The unit price to determine the number of options granted was $4.11 and was based upon a Black-Scholes valuation methodology. The exercise price of the options is $7.50 per share.

CEO Realized/Realizable Compensation

As part of its annual process, the Committee reviews a report on the realized and realizable pay of our CEO, which outlines the differences between his target pay and the compensation actually earned and vested (realized compensation) plus the current value of LTIP awards that have not yet vested (realizable). The table below illustrates our CEO's target total compensation compared to his realized/realizable compensation for the five completed years since his appointment as CEO in 2020. The table also shows Hudbay's total shareholder return for the period, which enables a comparison of Mr. Kukielski's compensation against the shareholders' experience. This provides the Committee with perspective on the pay-for-performance linkage over time, which provides context about the effectiveness of current pay programs and helps to inform future compensation decisions.

64 | 2025 HUDBAY MINERALS INC.

Table Assumptions:

1. For calculation of ROIC and relative TSR performance in PSUs, completed annual performance periods reflect actual performance and future performance periods were assumed at target.

2. TSR cumulative performance portion tracking measured as of December 31, 2024.

3. All realized awards are valued using their respective settlement price.

4. All realizable equity is valued using the closing price of Hudbay Shares on the Toronto Stock Exchange of $11.66 on December 31, 2024, being the final trading day of 2024.

Equity Ownership

As shown in the table below, Mr. Kukielski's total equity ownership, consisting of Hudbay shares, RSUs, PSUs and deferred share units ("DSUs"), had an aggregate market value of $11,907,068 as at March 25, 2025.

Name	Hudbay Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total Market Value of Equity Securities ($)
Peter Kukielski	1,359,958	2,517,658	5,732,625	2,296,827	11,907,068

Note:

1. Based on the $12.06 closing price of Hudbay Shares on the Toronto Stock Exchange on March 25, 2025.

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COMPENSATION OF NON-CEO NEOS

2024 Target Total Direct Compensation

The table below shows the target total direct compensation for Messrs. Lauzon, Lei, Donnelly and Del Rio for 2024.

Name	Base Salary ($)	Target STIP (%)	Target Total Cash Compensation ($)	Target LTIP (%)	Target Total LTIP Value ($)	Target Total Direct Compensation ($)
Andre Lauzon	620,000	90%	1,178,000	170%	1,054,000	2,232,000
Eugene Lei	551,616	90%	1,048,070	160%	882,586	1,930,656
Patrick Donnelly	487,048	75%	852,334	150%	730,572	1,582,906
Javier Del Rio(1)	558,917	60%	894,267	110%	614,809	1,509,076

1. Mr. Del Rio's base salary is paid in US dollars. For purposes of the table above, Mr. Del Rio's salary has been converted into Canadian dollars at an exchange rate of $1.30 per US$1.00. For clarity, Mr. Del Rio earned a base salary of US$429,936 in 2024.

Determination of 2024 Individual Performance Scores

The individual performance score for each of our non-CEO NEOs is weighted at 30% of their overall annual performance score. In determining individual performance scores, the Committee considers recommendations made by the CEO with reference to key elements of their performance within their respective areas of responsibility.

The following table shows the individual performance score of each non-CEO NEO, as well as the decision factors that were considered by the Committee in determining such scores.

Name	Individual Performance Scores	Decision Factors
Andre Lauzon	125/100

● Delivered consolidated production guidance on all metals and superior cost performance, with consolidated cash cost performance improved twice during the year

● Achieved final key permits required for Copper World construction, with receipt of Aquifer Protection Permit in August 2024 and Air Quality Permit in January 2025

● Very strong performance in Manitoba operations including record gold production above the high-end of the guidance range, excellent cost performance and an improving safety record

● Achieved new three-year collective agreements with unionized employees in Manitoba and Peru

● Strong operating performance in Peru and good progress with Copper Mountain stabilization and optimization initiatives

● Continued strengthening operating team leadership with several key hires and personnel moves

66 | 2025 HUDBAY MINERALS INC.

Name	Individual Performance Scores	Decision Factors
Eugene Lei	125/100

● Led significantly oversubscribed US$400 million equity offering, which contributed to the transformation and deleveraging of the company's balance sheet

● Reduced net debt by approximately US$550 million and achieved '3-P' Plan net debt to EBITDA targets ahead of schedule

● Pre-emptively extended US$450 million revolving credit facility by three years, with lower pricing, favourable covenants and increased financial flexibility

● Oversaw significantly enhanced long-range plans for the operating business units and key development projects

● Investor relations efforts led to significantly improved company positioning with investors, including increased liquidity and broadened institutional shareholder base

● Continued refresh of finance team leadership with personnel changes and reorganization of functional responsibilities

Patrick Donnelly	120/100

● Legal team executed several key transactions, including US$400 million equity offering, renegotiation of revolving credit facilities, Marubeni exploration agreement and flow-through share financing

● Oversaw settlement of legacy Guatemala litigation and related stakeholder communication plan

● Key Organizational Effectiveness initiatives include graduation of first cohort from OneImpact high potential employee program, and rollout of OneTeam supervisory leadership development program in Manitoba and Arizona

● Completed second enterprise-wide employee engagement survey with related action planning

● Oversaw design of enhanced succession planning process

Javier Del Rio	125/100

● Led advancement of project de-risking initiatives, including receipt of Aquifer Protection Permit in August 2024 and Air Quality Permit in January 2025

● Improved public relations and media presence in Arizona, helping to build substantial public support for the project's development

● Continued to develop relationships with key government and Tribal stakeholders

● Advanced relationships with potential joint venture partners

● Took initial steps toward project development, including filling key staffing roles, advancing project delivery model and advisory team

● Initiated Copper World feasibility work

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2024 STIP Awards

The following table shows the actual STIP awarded to Messrs. Lauzon, Lei, Donnelly and Del Rio with respect to their 2024 performance.

Name	2024 Base Salary ($)	2024 Target STIP		Annual Performance Score		Weighted Average Performance Score	2024 STIP Award ($)
		(%)	Target STIP ($)	Corporate Performance Score (70%)	Individual Performance Score (30%)
	[A]	[B]	[C] =[A]x[B]			[D]	[C]x[D]
Andre Lauzon	620,000	90%	558,000	136%	125%	132.7%	740,466
Eugene Lei	551,616	90%	496,454	136%	125%	132.7%	658,795
Patrick Donnelly	487,048	75%	365,286	136%	120%	131.2%	479,256
Javier Del Rio(1)	558,917	60%	335,350	136%	125%	132.7%	445,010

1. Mr. Del Rio's base salary and STIP Award is paid in US dollars. For purposes of the table above, Mr. Del Rio's base salary and 2024 STIP Award have been converted into Canadian dollars at an exchange rate of $1.30 per US$1.00. For clarity, Mr. Del Rio earned a base salary of US$429,936 in 2024 and a 2024 STIP Award of approximately US$342,315.

68 | 2025 HUDBAY MINERALS INC.

2024 LTIP Awards

While the STIP payment made to our NEOs was made in early 2025, it is based on achievement of corporate and individual performance objectives in 2024 and therefore is considered compensation in respect of 2024. LTIP grants, on the other hand, are forward-looking, in that they are meant to encourage performance over the period in which the grant remains outstanding. As a result, the LTIP grant made to our NEOs in early 2024 is considered to be 2024 compensation and the LTIP grant made to our NEOs in early 2025 is considered to be 2025 compensation.

Name	2024 Base Salary ($)	Target LTIP		Amount of Target Allocated to PSUs ($)	Amount of Target Allocated to RSUs ($)	Amount of Target Allocated to Options ($)	# PSUs Granted(1)	# RSUs Granted(1)	# Options Granted(2)
		(%)	($)
	[A]	[B]	[C]=[A]x[B]
Andre Lauzon	620,000	170%	1,054,000	527,000	263,500	263,500	71,701	35,850	64,112
Eugene Lei	551,616	160%	882,586	441,293	220,646	220,646	60,040	30,020	53,685
Patrick Donnelly	487,048	150%	730,572	365,286	182,643	182,643	49,699	24,849	44,439
Javier Del Rio(3)	558,917	110%	614,809(4)	319,582	159,791	159,791	43,481	21,740	38,879

1. The unit price to determine the number of PSUs and RSUs granted was $7.35 and was based on the trailing five-day average price of the Hudbay shares.

2. The unit price to determine the number of options granted was $4.11 and was based upon a Black-Scholes valuation methodology. The exercise price of the options is $7.50 per share.

3. Mr. Del Rio received his 2024 base salary in US dollars and for purposes of the table above, Mr. Del Rio's base salary has been converted into Canadian dollars at an exchange rate of $1.30 per US$1.00.

4. Mr. Del Rio's actual LTIP issuances in 2024 (being equal to $639,164) differ from his Target LTIP (being equal to $614,809) due to the prevailing exchange rate at the time of LTIP issuance versus the prevailing exchange rate to determine Mr. Del Rio's base salary.

2024 Total Direct Compensation

The table below shows the actual total direct compensation for Messrs. Lauzon, Lei, Donnelly and Del Rio for 2024.

Name	2024 Base Salary ($)	Actual STIP ($)	Total Cash Compensation ($)	LTIP Value ($)(1)	Total Direct Compensation ($)
Andre Lauzon	620,000	740,466	1,360,466	1,054,000	2,414,466
Eugene Lei	551,616	658,795	1,210,411	882,586	2,092,997
Patrick Donnelly	487,048	479,256	966,304	730,572	1,696,876
Javier Del Rio(2)	558,917	445,010	1,003,927	639,164(3)	1,643,091

1. The LTIP value is comprised of 50% PSUs, 25% RSUs and 25% Options, as described in "2024 LTIP Awards", above.

2. Mr. Del Rio's base salary and STIP Award are paid in US dollars. For purposes of the table above, Mr. Del Rio's base salary and 2024 STIP Award have been converted into Canadian dollars at an exchange rate of $1.30 per US$1.00. For clarity, Mr. Del Rio earned a base salary of US$429,936 in 2024 and a 2024 STIP Award of approximately US$342,315.

3. Mr. Del Rio's actual LTIP issuances (being equal to $639,164) differ from his Target LTIP (being equal to $614,809) due to the prevailing exchange rate at the time of LTIP issuance versus the prevailing exchange rate to determine Mr. Del Rio's base salary.

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PERFORMANCE GRAPHS

Shareholder Experience

The following graph compares the yearly percentage change in the cumulative total shareholder return  on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2019 against the cumulative total shareholder return of the S&P/TSX Composite Index, relative year-over-year changes in copper price, and the median performance of a custom index consisting of the following peers: Antofagasta, Atalaya Mining, Capstone Copper, Ero Copper, First Quantum, Freeport McMoRan, Ivanhoe Mines, Lundin Mining, MAC Copper Limited, Nexa Resources, Sandfire Resources, Taseko Mines, Teck Resources and 29 Metals.

(in Cdn. $)	2019	2020	2021	2022	2023	2024
Hudbay Minerals Inc. (TSX)	100	167	172	129	138	220
Copper Price (USD)	100	126	157	136	138	141
S&P/TSX Composite Index	100	106	132	125	139	169
Custom Group (median performance)	100	155	198	198	206	217

The trend shown in this graph is generally consistent with the realized and realizable compensation of our executive officers over the same period, as the value of vesting LTIP awards is directly linked to our share price performance. In 2019, our corporate scorecard included a modifier that adjusted scores upward or downward based on our relative TSR against a group of copper-producing peers. Starting in 2020, we introduced PSUs into our LTIP program and removed the TSR modifier from our corporate scorecard. From that point forward, our executive compensation more closely matched our share price performance, particularly relative to our peers as the number of PSUs that vest will be reduced in periods when our relative share price is behind that of the peer group, and the value of awards that do vest is determined by our share price at the time of vesting.

70 | 2025 HUDBAY MINERALS INC.

Executive Compensation Tables

Summary Compensation Table

The following table shows the compensation received in or in respect of the financial years ended December 31, 2024, 2023 and 2022 by each of the NEOs. In the annual incentive plan column of our Summary Compensation Table, the awards disclosed for 2024, 2023 and 2022 are the STIP amounts approved by the Board and awarded in early 2025, 2024 and 2023, respectively, in respect of the prior year's performance.

As described above under "Long-Term Incentive Plan (LTIP)", LTIP awards are granted at their target value and the ultimate value to be realized from LTIP awards is based entirely on the Company's future performance, starting in the grant year. As such, the "Share-based awards" and "Option awards" in the Summary Compensation Table for 2024, 2023 and 2022 represent the grant date value of the RSUs and PSUs (in the case of share-based awards) and share options (in the case of option awards) that were granted in February 2024, February 2023, and February 2022 respectively, and are considered part of each NEO's 2024, 2023 and 2022 compensation.

Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option awards ($)	Non-equity incentive plan compensation		Pension Value(2) ($)	All other compensation (3)(4) ($)	Total compensation ($)
					Annual incentive plan ($)	Long-term incentive plan ($)
Peter Kukielski President and CEO	2024 2023 2022	1,017,015 977,899 940,287	1,906,903 1,833,560 1,763,038	635,634 611,187 587,679	1,632,919 1,403,480 1,038,077	- - -	122,042 117,348 112,834	255,034 275,237 205,667	5,569,547 5,218,711 4,647,582
Andre Lauzon(5) Chief Operating Officer	2024 2023 2022	620,000 556,400 520,000	790,500 709,410 663,000	263,500 236,470 221,000	740,466 607,923 463,320	- - -	74,400 66,768 62,400	85,127 179,092 323,789	2,573,993 2,356,063 2,253,509
Eugene Lei(6) Chief Financial Officer	2024 2023 2022	551,616 530,400 496,549	661,939 636,480 554,371	220,646 212,160 184,790	658,795 586,675 404,333	- - -	132,222 108,961 232,546	103,501 141,406 112,350	2,328,719 2,216,082 1,984,939
Patrick Donnelly Senior Vice President, Legal and Organizational Effectiveness	2024 2023 2022	487,048 463,855 454,760	547,929 521,883 409,284	182,643 173,961 136,428	479,256 389,314 305,599	- - -	122,673 54,180 114,459	84,863 104,737 78,985	1,904,412 1,707,930 1,499,515
Javier Del Rio Senior Vice President, US Business Unit(7)	2024 2023 2022	558,917 537,420 528,216	479,373 462,914 1,006,317(8)	159,791 154,305 123,806	445,010 391,457 274,672	- - -	13,455 12,870 -	523,315(9) 144,308 579,031	2,179,861 1,703,274 2,512,042

1. Share-based awards represent RSUs and PSUs granted in each year. PSUs are subject to a multiplier based on future performance as discussed under "Long Term Incentive Plan (LTIP)".

2. Mr. Del Rio ceased accruing pensionable service at June 13, 2017 due to the foreign service limits prescribed by the provisions of the Company's defined benefit plan and, therefore, Mr. Del Rio had his benefit frozen as of June 13, 2017 under such plan. Separately, Mr. Del Rio has elected to join our 401(k) retirement savings program in the United States, pursuant to which the Company will match 50% of the first 6% of Mr. Del Rio's voluntary contributions, subject to the contribution limits set by the IRS. In 2024, the compensatory value of Mr. Del Rio's 401(k) contributions was equal to US$10,350 and the total ending balance as at December 31, 2024 was US$115,902.

3. Only Mr. Lauzon and Mr. Del Rio received perquisites in the applicable periods that in the aggregate amounted to greater than $50,000 in any such period. Such perquisites were provided to Mr. Lauzon and Mr. Del Rio in connection with their 2022 appointments to Chief Operating Officer and Vice President, South America and USA, respectively, and relocations resulting from such appointments. Mr. Lauzon received the following perquisites during 2023 and 2022, which totaled approximately $70,760 and $218,119, respectively: relocation payments and relocation costs, expat allowances and housing allowances. Mr. Del Rio received the following perquisites during 2022, which totaled approximately $456,754: relocation payments, expat allowances, travel allowances and housing allowances. Mr. Del Rio did not receive perquisites greater than $50,000 in 2023 or 2024, and Mr. Lauzon did not receive perquisites greater than $50,000 in 2024.

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4. In addition to perquisites, amounts in this column include but are not limited to vacation pay, company contributions under our Employee Share Purchase Plan, and the payment of dividend equivalents on share units held by the NEOs.

5. Mr. Lauzon was appointed as Chief Operating Officer effective January 4, 2022.

6. Mr. Lei was appointed as Chief Financial Officer effective October 13, 2022. Prior to such appointment, Mr. Lei's base salary was equal to $492,774 and after such appointment, Mr. Lei's base salary increased to $510,000. In the table above, Mr. Lei's base salary denotes the actual prorated base salary for Mr. Lei in 2022.

7. For purposes of the table above, Mr. Del Rio's base salary and annual incentive plan awards have been converted into Canadian dollars at an exchange rate of $1.30 per US$1.00.

8. Includes a special grant to Mr. Del Rio of 64,654 RSUs in February 2022, issued concurrently with the Company's LTIP grant and with a value of $634,900, being equal to US$500,000 on the date of issuance using the prevailing exchange rate of US$1.2698 per $1.00. This special grant was made to Mr. Del Rio in connection with his promotion in 2022 to Vice President, South America & USA and as a retention incentive given his valued role in the organization.

9. Includes a special payment made to Mr. Del Rio of approximately $421,713, which was made in the form of a top-up reimbursement payment pursuant to Mr. Del Rio's employment agreement. This top-up reimbursement payment was triggered due to duplicate tax being levied on Mr. Del Rio's income in the United States and Peru.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2024.

Outstanding Option-based Awards and Share-based Awards

Name	Grant Date	Option-based Awards				Share-based Awards
		Number of securities underlying unexercised options (#)(3)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1) (6)	Number of shares or units of shares that have not vested (#)(2)(5)	Market or payout value of share-based awards that have not vested ($)(1)(5)	Market or payout value of vested share-based awards not paid out or distributed ($)
Peter Kukielski(4)	27-Feb-2024	154,656	7.50	27-Feb-2031	643,369	173,316 PSUs	3,031,297	-
						+ 86,658 RSUs
						259,974 SUs
	28-Feb-2023	156,715	6.75	28-Feb-2030	769,471	186,434 PSUs	3,260,745	-
						+ 93,218 RSUs
						279,652 SUs
	28-Feb-2022	106,271	9.92	28-Feb-2029	184,912	120,634 PSUs	2,109,886	-
						+ 60,317 RSUs
						180,951 SUs
	25-Feb-2021	94,152	10.42	25-Feb-2028	116,748	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs
	25-Feb-2020	92,306	3.76	25-Feb-2027	729,217	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs
Andre Lauzon	27-Feb-2024	64,112	7.50	27-Feb-2031	266,706	71,848 PSUs	1,256,611	-
						+ 35,923 RSUs
						107,771 SUs
	28-Feb-2023	60,633	6.75	28-Feb-2030	297,708	72,132 PSUs	1,261,585	-
						+ 36,066 RSUs
						108,198 SUs
	28-Feb-2022	39,964	9.92	28-Feb-2029	69,537	45,365 PSUs	793,433	-
						+ 22,682 RSUs
						68,047 SUs
	25-Feb-2021	14,791	10.42	25-Feb-2028	18,340	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs
	25-Feb-2020	45,358	3.76	25-Feb-2027	358,328	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs

72 | 2025 HUDBAY MINERALS INC.

Eugene Lei	27-Feb-2024	53,685	7.50	27-Feb-2031	223,330	60,163 PSUs	1,052,249	-
						+ 30,081 RSUs
						90,244 SUs
	28-Feb-2023	54,400	6.75	28-Feb-2030	267,104	64,716 PSUs	1,131,886	-
						+ 32,358 RSUs
						97,074 SUs
	28-Feb-2022	33,416	9.92	28-Feb-2029	58,144	37,933 PSUs	663,444	-
						+ 18,966 RSUs
						56,899 SUs
	25-Feb-2021	29,321	10.42	25-Feb-2028	36,358	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs
	25-Feb-2020	74,739	3.76	25-Feb-2027	590,438	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs
Patrick Donnelly	27-Feb-2024	44,439	7.50	27-Feb-2031	184,866	49,801 PSUs	871,009	-
						+ 24,900 RSUs
						74,701 SUs
	28-Feb-2023	44,605	6.75	28-Feb-2030	219,011	53,064 PSUs	928,097	-
						+ 26,533 RSUs
						79,597 SUs
	28-Feb-2022	24,671	9.92	28-Feb-2029	42,928	28,005 PSUs	489,809	-
						+ 14,003 RSUs
						42,008 SUs
	25-Feb-2021	21,857	10.42	25-Feb-2028	27,103	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs
	25-Feb-2020	42,858	3.76	25-Feb-2027	338,578	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs
Javier Del Rio	27-Feb-2024	38,879	7.50	27-Feb-2031	161,737	43,570 PSUs	762,033	-
						+ 21,784 RSUs
						65,354 SUs
	28-Feb-2023	26,377	6.75	28-Feb-2030	129,511	47,069 PSUs	823,232	-
						+ 23,534 RSUs
						70,603 SUs
	28-Feb-2022	7,464	9.92	28-Feb-2029	12,987	25,414 PSUs	1,204,293	-
						+ 77,870 RSUs
						103,284 SUs
	25-Feb-2021	Nil	10.42	25-Feb-2028	Nil	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs
	25-Feb-2020	Nil	3.76	25-Feb-2027	Nil	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs

1. Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $11.66 on December 31, 2024, being the final trading day of 2024.

2. Reflects the number of PSUs and RSUs that had not vested as of December 31, 2024. The actual number of PSUs that vest on the applicable entitlement date may be greater or less than the number presented in this table based on the multiplier effect described in this CD&A. "SUs" refer to share units, being the sum of PSUs and RSUs.

3. Excludes options which have been exercised as of December 31, 2024.

4. In the case of Mr. Kukielski, this excludes the value of vested DSUs he was awarded prior to his appointment as permanent CEO.

5. With respect to the awards granted on February 25, 2020 and February 25, 2021, respectively, the PSUs and RSUs vested on February 25, 2023 and February 25, 2024, respectively, and as a result, there were no applicable PSUs or RSUs that had not vested as of December 31, 2024. With respect to the award granted on February 28, 2022, the PSUs and RSUs cliff vested after three years on February 28, 2025, but, for the purposes of the table above, had not yet vested as of December 31, 2024. Similarly, one-third of the RSUs awarded on February 27, 2024 vested on February 27, 2025, but, for the purposes of the table above, had not yet vested as of December 31, 2024.

6. Includes the value of all unexercised in-the-money options that have not yet vested as of December 31, 2024 in accordance with their terms.

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Incentive Plan Awards Vested, Earned or Realized in 2024

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2024.

Name	Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year(4) ($)	Value vested and value earned during the year ($)
	Total Share- Based Awards(1)	Options(2)(3)
Peter Kukielski	841,325	59,029	1,632,919	2,533,273
Andre Lauzon	132,179	22,838	740,466	895,483
Eugene Lei	261,994	20,491	658,795	941,280
Patrick Donnelly	195,310	16,801	479,256	691,367
Javier Del Rio	173,846	14,903	445,010	633,759

1. Represents the PSUs and RSUs vested on February 25, 2024 pursuant to the award granted on February 25, 2021. Calculation is based on the 5-day average closing price of Hudbay Shares on the Toronto Stock Exchange of $7.34 for the five trading day period ended February 24, 2024, being the final trading day prior to the vesting date.

2. The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of Hudbay Shares on the Toronto Stock Exchange on the vesting date and the exercise price. The vesting date for one-third of the 2021 options that were granted to Messrs. Kukielski, Lauzon, Lei, Donnelly and Del Rio was February 25, 2024, where the closing price was $7.55 on February 23, 2024, being the final trading day prior to the vesting date, and the exercise price was $10.42. Therefore, there was no value vested with respect to the 2021 options in 2024. The vesting date for one-third of the 2022 options that were granted to Messrs. Kukielski, Lauzon, Lei, Donnelly and Del Rio was February 28, 2024, where the closing price was $7.88 and the exercise price was $9.92. Therefore, there was no value vested with respect to the 2022 options in 2024. The vesting date for one-third of the 2023 options that were granted to Messrs. Kukielski, Lauzon, Lei, Donnelly and Del Rio was February 28, 2024, where the closing price was $7.88 on February 23, 2024, being the final trading day prior to the vesting date, and the exercise price was $6.75. Therefore, there was value vested with respect to the 2023 options in 2024 in the amount of $1.13 per vested option.

3. Separate from the value that would have been realized if the options that vested in 2024 had been exercised on their vesting date (which amount is disclosed in this column), Mr. Del Rio realized $221,800 as a result of option exercises in 2024. None of Mr. Kukielski, Mr. Lauzon, Mr. Lei or Mr. Donnelly exercised any options in 2024.

4. Represents the annual STIP awarded in February 2025 in respect of 2024.

74 | 2025 HUDBAY MINERALS INC.

Pension Plan Benefits: Defined Benefit Plan

Name(1)	Number of years credited service (#)	Annual benefits		Opening present value of defined benefit obligation ($)	Compensatory change ($)(2)	Non- Compensatory change ($)	Closing present value of defined benefit obligation ($)
		At year end ($)	At age 65 ($)
Peter Kukielski	-	-	-	-	-	-	-
Andre Lauzon	-	-	-	-	-	-	-
Eugene Lei	12.30	123,497	307,941	1,441,719	119,923	74,565	1,636,207
Patrick Donnelly	16.11	143,317	252,022	1,711,152	122,673	91,091	1,924,916
Javier Del Rio	7.15	35,668	35,668	459,142	Nil	34,722	493,864

1. The Company's defined benefit plan was previously closed to new entrants. As such, Messrs. Kukielski and Lauzon participate in the Company's defined contribution plan, as described below.

2. Mr. Del Rio ceased accruing pensionable service at June 13, 2017 due to the foreign service limits prescribed by the provisions of the Company's defined benefit plan and, therefore, Mr. Del Rio had his benefit frozen as of June 13, 2017 and his compensatory change is therefore nil.

Defined Contribution Plans(1)(2)(3)

Name	Accumulated value at start of year ($)	Compensatory change in value ($)	Non-Compensatory change in value ($)	Accumulated value at year end ($)
Peter Kukielski	357,951	122,042	93,247	573,240
Andre Lauzon	204,381	74,400	37,339	316,120
Eugene Lei	119,257	12,299	5,848	137,405
Patrick Donnelly	-	-	-	-
Javier Del Rio	-	-	-	-

1. Messrs. Donnelly and Del Rio do not participate in the Company's defined contribution plan. Separately, Mr. Del Rio has elected to join our 401(k) retirement savings program in the United States, pursuant to which the Company will match 50% of the first 6% of Mr. Del Rio's voluntary contributions, subject to the contribution limits set by the IRS. In 2024, the compensatory value of Mr. Del Rio's 401(k) contributions was equal to US$10,350 and the total ending balance as at December 31, 2024 was US$115,902.

2. NEOs may make a one-time irreversible election to receive all or a portion of their future annual incentive bonuses as supplementary pension credits under the supplemental pension plan - see "Summary of Elements of Executive Compensation - Retirement Benefits." The amounts included for Mr. Lei represent the compensatory change in value in respect of the amount of his annual incentive bonus that he has elected to receive as a supplementary pension credit.

3. For Messrs. Kukielski and Lauzon, this represents their pension benefits under the defined contribution plan, known as the MPP, including top-up amounts credited to a supplemental plan in respect of employer contributions that exceed the statutory maximum. See "Summary of Elements of Executive Compensation - Retirement Benefits".

RETIREMENT BENEFITS

Messrs. Lei, Donnelly and Del Rio participate in our defined benefit pension plan, although Mr. Del Rio ceased accruing pensionable service at June 13, 2017 due to the foreign service limits prescribed by the provisions of our defined benefit plan and, therefore, Mr. Del Rio had his benefit frozen as of June 13, 2017. Our defined benefit pension plan was closed to new participants in 2015.

The defined benefit plan is based on 2% of the average of the member's earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member's retirement, death or termination of continuous service in which the highest average is attained, multiplied by the member's credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the pension plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits is fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member's earnings, or $24,247 for 2024.

2025 MANAGEMENT INFORMATION CIRCULAR | 75

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guaranteed period of five years. Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan. Our defined benefit plan has been closed off to new entrants and all new non-unionized employees and executives in Canada participate in our defined contribution pension plan.

Messrs. Kukielski and Lauzon participate in our Money Purchase Plan ("MPP"), a defined contribution pension plan. Under the MPP, they receive an annual employer contribution equal to 12% of their base salaries. The MPP does not permit voluntary contributions by executives. When the statutory annual maximum contribution is reached, the balance of the employer contribution is credited to a notional account that is indexed to actual fund performance and secured by a letter of credit.

NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual incentive bonus plan (STIP) in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual incentive bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

Separately, Mr. Del Rio has elected to join our 401(k) retirement savings program in the United States, pursuant to which the Company will match 50% of the first 6% of Mr. Del Rio's voluntary contributions, subject to the contribution limits set by the IRS. In 2024, the compensatory value of Mr. Del Rio's 401(k) contributions was equal to US$10,350 and the total ending balance as at December 31, 2024 was US$115,902.

Employment Agreements

Each of our current NEOs is party to an employment agreement with our Company. The NEOs' employment agreements establish their base salary and right to participate in our annual incentive bonus, long-term incentive, pension and benefit plans. The tables below summarize the payments and benefits to which our CEO and other NEOs are entitled under their respective employment agreements following their involuntary termination without cause, or resignation for certain specified events, defined as "good reason", including but not limited to a substantial change in the employment conditions or duties of the NEO that adversely affects the extent, nature or status of his responsibilities, any material reduction in the NEO's base salary, any transaction that results in a change in the status of Hudbay as a publicly-listed entity to one that is privately held, following which he is not appointed to continue in the same role, or any requirement that the NEO relocate. Under the NEOs' employment agreements, a termination without cause following a change of control is not treated differently than a termination without cause in other circumstances.

Each of our NEOs is required by their respective employment agreements to not solicit officers, employees or agents of Hudbay for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information. In addition, Mr. Kukielski is subject to a non-compete provision, which requires that, for six months following his voluntary or involuntary departure from the Company, he will not serve as an officer, employee, contractor or service provider to a competitor in the jurisdictions where the Company carries on business.

76 | 2025 HUDBAY MINERALS INC.

Termination Entitlements: CEO

Payment/Benefit	CEO's Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination
Base salary	An amount equal to 24 months' base salary.
Lump sum payment (STIP)	An amount equal to two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date.
Pension and benefit plans	Entitled to continue to receive benefits for 24 months (except for those in respect of which the applicable plans do not permit ongoing participation following the termination of employment)
Vesting of equity awards	All unvested RSUs and PSUs shall become immediately vested and any previously vested options shall remain exercisable for 60 days.

Termination Entitlements: Non-CEO NEOs

Payment/Benefit	NEOs' Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination.
Lump sum payment (base salary)	An amount equal to 24 months' base salary.
Lump sum payment (STIP)	An amount equal to two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date.
Pension and benefit plans	Entitled to continue to participate for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements during the 24 month period.
Vesting of equity awards	All unvested RSUs, PSUs and options shall become immediately vested and any vested options shall remain exercisable for 60 days.

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Payments on Termination

The following table provides details regarding the estimated payments to each of the NEOs as at December 31, 2024 assuming termination without cause on that date:

Name	Prorated STIP to Date of Termination ($)	Severance (Multiple of Base Salary) ($)	Severance (Multiple of Average Bonus)($)	Severance (Value of Benefits) ($)	Value of Immediately Vested Share Units ($)(1)(2)	Total ($)
Peter Kukielski(3)	1,220,418	2,034,030	2,441,557	406,983	9,627,658	15,730,646
Andre Lauzon	558,000	1,240,000	1,071,243	215,144	4,322,248	7,406,635
Eugene Lei	496,454	1,103,232	991,008	239,178	4,022,953	6,852,825
Patrick Donnelly	365,286	974,096	694,913	270,262	3,101,401	5,405,958
Javier Del Rio	335,350	1,117,834	666,129	167,014	3,093,793	5,380,120

1. This represents the aggregate market value as of December 31, 2024 of (a) the share unit (RSU and PSU) awards and (b) the "in the money" value of all applicable unexercised options, in each case, granted in 2020, 2021, 2022, 2023 and 2024, as applicable, based on the closing price of the Hudbay Shares on the Toronto Stock Exchange of $11.66 on December 31, 2024, being the final trading day of 2024. For further information, see "Executive Compensation Tables - Incentive Plan Awards" above.

2. Assumes that all of the outstanding PSUs will vest at 100% target.

3. In the case of Mr. Kukielski, this excludes the value of vested DSUs he was awarded prior to his appointment as permanent CEO.

Double-Trigger Payment on Termination

None of our NEOs are entitled to any payments or accelerated vesting of equity-based awards in a circumstance where there is a change of control and they are not terminated or they do not resign for "good reason", as described in more detail under "Employment Agreements" above. Such entitlements will only arise if their employment is terminated.

78 | 2025 HUDBAY MINERALS INC.

Director Compensation

Our director compensation program compensates non-executive directors (for purposes of this section, "Directors") for the time and effort they are expected to devote to Company matters. Executive directors (currently only our CEO) are compensated in their capacity as executives only and do not receive additional compensation for serving on the Board.

2024 Director Compensation

The fees payable to our directors in respect of 2024 are shown in the table below:

Pay Component	Component	2024 Compensation
Director Fees	Annual Cash Retainer	$95,000
	Annual Equity Retainer	$116,000
Board Chair Fees	Annual Cash Retainer	$180,000
	Annual Equity Retainer	$180,000
Committee Chair Retainers	Audit	$30,000
	Compensation & HR	$20,000
	Corporate Governance	$15,000
	Technical	$25,000
	EHSS	$15,000

Equity-based compensation for our Directors is awarded in the form of deferred share units (DSUs). DSUs, which are granted pursuant to our Directors' Deferred Share Unit Plan, track the value of the Hudbay Shares. DSUs are vested at the time of grant but they are not paid out until after a Director departs from the Board, at which time they are paid out in cash equal to the number of DSUs held multiplied by the price of the Hudbay Shares at the time the DSUs are paid. When dividends are paid on our Hudbay Shares, holders of DSUs receive dividend equivalents, which entitle the holder to a number of additional DSUs equal to the number of DSUs held multiplied by the per share amount of the dividend, divided by the price of our common shares at the time the dividend is paid. Ensuring that Directors have an equity interest in Hudbay helps to align the interests of our Directors with the long-term interests of our shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with those of our shareholders, Directors may elect to have all or a portion of their cash retainer and other fees payable to them in DSUs.

2024 Changes to Directors Compensation

In 2023, the Committee completed a review of our director compensation program. At the Committee's direction, Hugessen reviewed our directors' compensation against that of the peer group, which is the same peer group used for executive compensation benchmarking (see "Executive Compensation Overview - Compensation Peer Group"). Hugessen's benchmarking indicated that Hudbay's combined cash and equity retainers for directors were well below the market median. Hugessen also noted that Hudbay's directors receive a greater proportion of their overall fees in equity compared to its peers. Accordingly, the Committee recommended to the Board, and the Board approved an increase in the directors' annual cash retainer from $85,000 to $95,000.

In addition, Hugessen's benchmarking indicated that the Board Chair's combined cash and equity compensation was positioned significantly below the median. At the Committee's recommendation, the Board approved an increase in the Chair's overall retainer of $45,000, split equally between cash and equity. These changes were effective January 1, 2024.

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Director Compensation Table

The following table sets out the compensation paid to each of our non-executive Directors in respect of the year ended December 31, 2024.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	All other compensation ($)(3)	Total ($)
Carol T. Banducci	99,425	123,500	4,282	227,207
Igor A. Gonzales	104,038	116,000	2,944	222,981
Jeane L. Hull	77,044	149,019	285	226,348
Sarah B. Kavanagh(4)	42,900	45,240	2,934	91,074
Carin S. Knickel	111,988	116,000	5,157	233,145
George E. Lafond	23,751	187,250	974	211,975
Stephen A. Lang	120,000	240,000	3,063	363,063
Daniel Muñiz Quintanilla(4)	37,050	45,240	841	83,131
Colin Osborne	116,988	116,000	3,839	236,827
Paula C. Rogers	95,000	116,000	232	211,232
David S. Smith	119,038	116,000	1,733	236,771

1. Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.

2. Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.

3. Represents amounts paid in additional DSUs as dividend equivalents following payments of our $0.01 per share dividend on March 22, 2024 and September 20, 2024.

4. Ms. Kavanagh and Mr. Muñiz Quintanilla ceased to be Directors of the Company effective as of May 21, 2024.

80 | 2025 HUDBAY MINERALS INC.

Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)(1)(2)
Carol T. Banducci	-	123,500
Igor A. Gonzales	-	116,000
Jeane L. Hull	-	149,019
Sarah B. Kavanagh	-	45,240
Carin S. Knickel	-	116,000
George E. Lafond	-	187,250
Stephen A. Lang	-	240,000
Daniel Muñiz Quintanilla	-	45,240
Colin Osborne	-	116,000
Paula C. Rogers	-	116,000
David S. Smith	-	116,000

1. Represents the amount of DSUs granted to each director in respect of 2024 pursuant to our Directors' DSU plan (excluding amounts paid in additional DSUs as dividend equivalents). DSUs are vested at the time of grant. For greater certainty, DSUs are not paid out until a Director departs from the Board. No share options have been granted to the current Directors and, accordingly, none of the Directors hold unvested equity awards.

2. Ms. Kavanagh and Mr. Muñiz Quintanilla ceased to be Directors of the Company effective as of May 21, 2024.

Outstanding Share-Based Awards

The following table provides information regarding the share-based awards for each director outstanding as of December 31, 2024.

Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(1)
Carol T. Banducci	-	-	-	-	-	-	-	-	2,586,612
Igor A. Gonzales	-	-	-	-	-	-	-	-	1,801,732
Jeane L. Hull	-	-	-	-	-	-	-	-	273,478
Sarah B. Kavanagh	-	-	-	-	-	-	-	-	1,736,490
Carin S. Knickel	-	-	-	-	-	-	-	-	3,094,116
George E. Lafond	-	-	-	-	-	-	-	-	702,687
Stephen A. Lang	-	-	-	-	-	-	-	-	1,959,558
Daniel Muñiz Quintanilla	-	-	-	-	-	-	-	-	- (2)
Colin Osborne	-	-	-	-	-	-	-	-	2,324,453
Paula C. Rogers	-	-	-	-	-	-	-	-	218,400
David S. Smith	-	-	-	-	-	-	-	-	1,094,755

1. Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $11.66 on December 31, 2024, being the final trading day of 2024.

2. Mr. Muñiz Quintanilla ceased to be a director of the Company effective as of May 21, 2024. After his departure, but prior to December 31, 2024, Mr. Muñiz Quintanilla redeemed in full all DSUs previously awarded to him during his tenure. As a result, Mr. Muñiz Quintanilla did not hold any vested share-based units as of December 31, 2024.

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EQUITY OWNERSHIP GUIDELINES FOR DIRECTORS

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire Hudbay Shares or DSUs having an initial acquisition or grant date value equal to three times the aggregate value of his or her annual cash and equity retainer. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant.

Directors are expected to achieve this level of ownership within five years from the date they become directors and when there is an increase to the annual retainer, directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase. As noted in the chart that follows, Mr. Lafond, Ms. Hull and Ms. Rogers are not yet required to fully comply with the Company's equity ownership guidelines for directors as they joined the Board within the last five years. Additionally, Mr. Smith has a period of two years from the date of his appointment as Chair in January 2025 to meet his increased equity ownership requirements.

The Directors' progress in meeting our equity ownership guidelines as at March 25, 2025 is shown in the table below. As Ms. Banducci and Mr. Gonzales will not be standing for re-election, we have removed them from the chart below.

Name	Value of Equity Required ($)	Total Equity Ownership(1) ($)	Percentage of Equity Requirement Reached	In Compliance with Guidelines?	Effective Time for Required Compliance(2)
Jeane L. Hull	633,000	224,540	35.5%	In Progress	2028
Carin S. Knickel	633,000	1,931,804	305.2%	Yes	-
George E. Lafond	633,000	478,764	75.6%	In Progress	2027
Stephen A. Lang	633,000	1,386,245	219.0%	Yes	-
Colin Osborne	633,000	1,488,462	235.1%	Yes	-
Paula C. Rogers	633,000	278,336	44.0%	In Progress	2028
David S. Smith	1,080,000	814,264	75.4%	In Progress	2027

1. Includes the grant date value of DSUs held and the acquisition value of common shares held.

2. Mr. Lafond joined the Board in 2022, and Ms. Hull and Ms. Rogers each joined the Board in 2023 and, as such, have until 2027 (in the case of Mr. Lafond) and 2028 (in the case of Ms. Hull and Ms. Rogers) to achieve the required value of equity. Mr. Smith was appointed Chair in January 2025; therefore, his equity ownership requirements increased, and he has a period of two years from the date of his appointment to reach the new required value of equity.

82 | 2025 HUDBAY MINERALS INC.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our equity compensation plans as at December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(2)	Weighted average exercise price of outstanding options, warrants and rights(3) ($)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders(1)	6,153,541	$7.56	5,885,629
Equity compensation plans not approved by securityholders	-	-	-
Total	6,153,541	$7.56	5,885,629

1. Includes the Share Option Plan and LTEP, as approved by our shareholders at our 2008 and 2016 annual and special meetings, respectively.

2. Assumes that all of the outstanding share units under our LTEP will be settled by the issuance of Hudbay Shares and that all PSUs will vest at 100% target.

3. Reflects the weighted average exercise price of the 2,484,107 options that were outstanding as at December 31, 2024.

The annual burn rate(1) for each of our equity compensation plans over the past three fiscal years is set out in the table below:

Equity Compensation Plan	2024	2023	2022
Share Option Plan	0.24%	0.26%	0.23%
LTEP	0.42%	0.47%	0.43%

1. The annual burn rate in respect of each equity compensation plan is calculated according to Section 613(d) of the TSX Company Manual. The number of securities granted under the LTEP plan in the years ended December 31, 2024, 2023 and 2022 and used in the annual burn rate calculation could increase in the future as a result of the multiplier effect on the Performance Share Units granted thereunder. See "Long-Term Incentive Plan (LTIP)".

If all of the 6,153,541 share units and options outstanding under our LTEP and Share Option Plan, respectively, as at December 31, 2024 were settled by the issuance of Hudbay Shares, the Hudbay Shares issued upon such settlement would have represented approximately 1.56% of our issued and outstanding Hudbay Shares as at such date.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of Hudbay at any time since the beginning of the Company's last financial year; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to Hudbay or any of our subsidiaries during the year ended December 31, 2024 or as at the date hereof.  Additionally, Hudbay has not provided any guarantee, support agreement, letter of credit or other similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Hudbay, no "informed person", any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since January 1, 2024, or has had any such interest in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries.  "Informed Person" means (a) a director or executive officer of Hudbay, (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Hudbay, (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, Hudbay Shares carrying more than 10% of the voting rights attached to all of the Hudbay Shares, and (d) Hudbay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of Hudbay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the CBCA.  The annual premium for such insurance is US$1,071,210.  The policy provides an annual aggregate coverage limit of US$100 million in the policy year.

In accordance with the provisions of the CBCA, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

● the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and

● in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual's conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of Hudbay, including any act or thing done or not done in the director's capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of US$5,000,000.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators.  These reports and information are available to the public free of charge on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.  Financial information is provided in our audited comparative consolidated financial statements and management's discussion and analysis for the year ended December 31, 2024, which can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.  Our shareholders may also request copies of these documents from our Corporate Secretary by telephone at (416) 362-8181 or by e-mail at info@hudbay.com.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of Hudbay Minerals Inc.

By Order of the Board of Directors

David S. Smith, Chair

April 7, 2025

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SCHEDULE "A"

HUDBAY MINERALS INC.

(the "Company")

CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE

Introduction

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders.  The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.  These guidelines are intended to provide a flexible framework within which the Board of Directors may carry out these functions.

Guidelines

Board of Directors' Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation and regulatory requirements.  The responsibility of the Board of Directors is to provide direction and oversight.  The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company's business and senior management.  The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company's strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company and to perform their duties of care and loyalty.  In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company's senior management and outside advisors and auditors.  The directors also should be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors' Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 13 members to facilitate its effective functioning.  The Board of Directors will annually assess, after consideration of any advice or input of the Corporate Governance and Nominating Committee, the appropriate number of directors.

Chair of the Board of Directors

The Chair should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

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Board Selection and Diversity

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors.  In assessing individual director nominees, the Corporate Governance and Nominating Committee considers:

● relevant skills and expertise that enable each director to make a meaningful contribution to the Board of Directors and to the Company, including in areas such as leadership, mining, finance and mergers and acquisitions, operations, international business, government relations, environment, health, safety and sustainability, human resources and executive compensation, corporate governance, risk management, marketing and legal and regulatory,

● judgment and character,

● diversity, including diversity of gender, viewpoints, backgrounds, experiences and other demographics, and

● the extent to which the interplay of an individual's expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee will review the Board of Directors' skills matrix to help identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members. In addition to its own search for director nominees, the Corporate Governance and Nominating Committee may engage experienced and independent external consultants. When engaging the services of search consultants, the Corporate Governance and Nominating Committee instructs them to have broad selection criteria that include a mix of skills and expertise, and to identify candidates who are diverse in all aspects, including gender.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.  The Corporate Governance and Nominating Committee also will be responsible for assessing from time to time, and shall conduct inquiries in that regard on no less than an annual basis, the independence of each member of the Board of Directors, and shall make recommendations to the Board of Directors in respect of the constitution of the Board of Directors and its committees resulting therefrom.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Continuation as a Director

The Board of Directors does not believe it is appropriate to have an arbitrary age or term limit for service on the Board.  Instead, the Board will focus on renewal and will be vigilant in monitoring the performance of each director and ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

When a director's principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee will review that director's continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

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Committee Membership

Directors are expected to sit on committees of the Board of Directors.  Each of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, the Environmental, Health, Safety and Sustainability Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter.  Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee.  The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee.  Membership on these committees, including the person serving as Chair, should be changed from time to time in order to allow for new perspectives, keeping in mind the skills required to serve on each committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

● Conduct an annual self-evaluation; and

● Periodically review and assess the adequacy of its Charter and the position description for the Chair and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charter may be made by the head of the Legal group, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

Board of Directors and Committee Meetings

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine.  The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution.  Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as the Chair of the Board or committee (or any two directors) may request upon 48 hours prior notice (if the notice is mailed) or 24 hour notice (if the notice is given personally or delivered by means of electronic communication).  The notice period may be waived by a quorum of the Board or the committee.

An agenda for each meeting of the Board of Directors and each committee meeting will be provided to each director and each member of the relevant committee, respectively. Any director or member of a committee may suggest the inclusion of subjects on the agenda of meetings of the Board of Directors or a committee, respectively.

Each director and each member of a committee is free to raise, at any meeting of the Board of Directors or a committee, subjects that are not on the agenda for that meeting.

Materials provided to the directors for meetings of the Board of Directors and committee meetings should provide the information needed, and should be distributed sufficiently in advance, for the directors and members of the committee, respectively, to engage in informed discussion and make an informed judgment.

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To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine.  The Chair will preside at these executive sessions, unless the directors present at such meetings determine otherwise.  Any interested party may communicate directly with the Chair, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting.  All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee.  Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation and Human Resources Committee's Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation and Human Resources Committee from time to time.  In discharging this duty, the Compensation and Human Resources Committee shall endeavor to adhere to the following principles: compensation should fairly pay non-employee directors for work required in a company of the Company's size and scope; compensation should align such directors' interests with the long-term interests of the Company's shareholders; and the structure of non-employee director compensation should be simple, transparent and easy for shareholders to understand.

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer.  Directors are expected to achieve this level of ownership within five years from the date they become directors.  Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement.  If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer.  For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance.  All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members.  Attendance by telephone or video conference may be used when necessary to facilitate a director's attendance.

Participation in Meetings.  Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.  Each director is expected to review meeting materials in advance of the meeting.

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Loyalty and Ethics.  In their roles as directors, all directors owe a duty of loyalty to the Company.  This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director.  Directors should conduct themselves in accordance with the Company's Code of Business Conduct and Ethics and other applicable policies and procedures.

Interlocking Directorships.  Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Succession Planning.  The Board of Directors should conduct an annual review of management succession planning.  The entire Board of Directors will work with the Compensation and Human Resources Committee to nominate and evaluate potential successors to the Chief Executive Officer.  The Chief Executive Officer should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

Contact with Senior Management and Employees.  All directors should be free to contact the Chief Executive Officer and other members of the Company's senior management at any time to discuss any aspect of the Company's business.  The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality.  The proceedings and deliberations of the Board of Directors and its committees are confidential.  Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors.  All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors.  In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices.

Shareholder Engagement

The Board of Directors is committed to engaging in constructive communications with the Company's shareholders.  As a result, the Board of Directors, acting on the recommendation of the Corporate Governance and Nominating Committee, has adopted a Shareholder Engagement Policy in order to promote open and sustained dialogue with the Company's shareholders.

Review of Related Party Transactions

The Corporate Governance and Nominating Committee shall review transactions between the Company and any related party, regardless of whether the transactions are reportable pursuant to securities regulations. After considering advice from the Corporate Governance and Nominating Committee, the Board of Directors shall review, and, if appropriate, approve or ratify, such related party transactions. For purposes of these guidelines, a "related party transaction" is any transaction in which the Company was or is to be a participant and in which any related party has a direct or indirect material interest, other than transactions that (i) are available to all employees generally, (ii) involve compensation of executive officers or directors duly authorized by the appropriate Board committee, or (iii) involve reimbursement of expenses in accordance with the Company's established policies.

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For purposes of these guidelines, a "related party" is any person who is, or at any time since the beginning of the Company's last fiscal year was, an executive officer or director (including in each case nominees for director), any shareholder owning in excess of five percent of the Company's outstanding common shares, or an immediate family member (as defined in the Categorical Standards for Determining Independence of Directors) of an executive officer, director, nominee for director, or five percent shareholder.

Disclosure

These guidelines shall be made available on the Company's website.

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SCHEDULE "1"

HUDBAY MINERALS INC.

(the "Company")

BOARD OF DIRECTORS CHARTER

Purpose

The Board of Directors is elected by the Company's shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company.  The Board of Directors shall:

● Satisfy itself as to the integrity of the Chief Executive Officer and other senior officers and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the Company.

● Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company's long term strategic plans and the principal issues that the Company expects to face in the future.

● Review the principal strategic, operational, reporting, environmental, social and governance ("ESG") and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

● Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

● Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.

● Assess the performance of the Company's senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation and Human Resources Committee.

● Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.

● Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

Composition

The Board of Directors should be diverse in gender, viewpoints, backgrounds and other demographics and collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company's business.  A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.  The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence. A copy of those standards is attached as Appendix "A" to this Circular.  The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chair by majority vote of the Board of Directors.

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Committees

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so.  The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee and the Environmental Health, Safety and Sustainability Committee.  The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate.  Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee's actions and any significant issues considered by the committee.

Independent Advice

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

Flexible Framework

This Charter is a broad policy statement and is intended to be part of the Board of Directors' flexible governance framework. While this Charter should comply with all applicable law and the Company's articles and by-laws, this mandate does not create any legally binding obligations on, the Board of Directors, any committee of the Board of Directors, any director or the Company.

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APPENDIX "A"

HUDBAY MINERALS INC.

(the "Company")

CATEGORICAL STANDARDS FOR DETERMINING INDEPENDENCE OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director's independent judgment.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company.  The Board of Directors has determined that:

1. A director's interests and relationships arising solely from his or her (or any immediate family members'1) shareholdings in the Company are not, in and of themselves, a bar to independence.

2. Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

• Employment. Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate 2 of the Company or any of its subsidiaries or affiliates (collectively, the "Company Group") or is actively involved in the day-to-day management of the Company;

• Direct Compensation. Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)3;

• Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company's internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company's audit;

• Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group.

Notes:

1. A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director's home.

2. A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).  An "Affiliate" of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

3. Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment.  Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

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• Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

• Material Association. Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

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SCHEDULE "B"

HUDBAY MINERALS INC.

(the "Company")

LONG TERM EQUITY PLAN ("LTEP")

LONG-TERM EQUITY PLAN ("LTEP")

Each grant of share units under the LTEP is evidenced by a grant letter, which may contain terms and conditions in addition to the terms and conditions of the LTEP.

The table below provides a summary of the principal terms of the LTEP.  For additional detail, please refer to the full text of the LTEP, which can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

Provision	Description
Term / Entitlement Date

Although share units do not have a fixed term, the LTEP provides that the entitlement date, being the date on which share units vest and settle, is a date that is no later than December 31 of the third calendar year following the year in which the services corresponding to such share unit awards were performed.

Market Price

The LTEP provides that the market price of common shares (the "Market Price") is the five day average of the closing price of the common shares on the TSX ending on the last trading day immediately preceding the grant date or entitlement date.

Settlement

Subject to the terms of the LTEP and the applicable share unit grant letter, on the entitlement date a share unit award will entitle the Participant to a payment in fully paid common shares or, at our option, the cash equivalent of such common shares.

The cash equivalent of common shares issuable pursuant to a share unit award is determined by multiplying the applicable number of share units by the Market Price on the applicable date.

Insider Participation Limit

The LTEP limits insider participation such that the maximum number of common shares (i) issuable, at any time, and (ii) issued within any one-year period, to insiders, under the LTEP and any other security based compensation arrangement of ours, is 10% of the total number of common shares then issued and outstanding.

Resignation and Termination

The LTEP provides that, in the event a participant who is an employee: (A) is terminated without cause, all share units credited to such Participant immediately vest and become payable on the date of termination; or (B) resigns or is terminated for cause, all share units credited to such Participant immediately terminate.

Change of Control

If a change of control occurs and a participant ceases to be an eligible employee within 12 months of such change of control (other than in connection with a termination for cause or resignation), all outstanding share units of such Participant will immediately vest.

In the event of our wind-up, dissolution or liquidation, all share units outstanding will immediately vest.

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Provision	Description
Amendment Procedure

The LTEP provides that, without shareholder approval, the Board may make the following amendments to the LTEP:

(a) amendments of a housekeeping nature;

(b) an addition or a change to the vesting provisions of the LTEP;

(c) a change to the termination provisions of a share unit or the LTEP;

(d) amendments to reflect changes to applicable securities laws; and

(e) amendments to ensure that the share units granted under the LTEP comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a share unit has been granted may from time to time be resident or a citizen.

All other amendments require shareholder approval.

Dividends

Each participant under the LTEP is granted additional share units equal to the aggregate amount of dividends that would have been paid to the participant if the share units in the participant's account, if any, had been common shares, based on the Market Price of a common share on such date.

Assignment	Except pursuant to a will or by the laws of descent and distribution, share units are not assignable or transferable.

SHARE OPTION PLAN SUMMARY

The table below provides a summary of the principal terms of our Share Option Plan.  For additional detail, please refer to the full text of the plan, which can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

Provision	Description
Term/ Vesting

The Board shall receive recommendations of management and shall determine those Eligible Persons to whom Options should be granted, the number of Options to be granted, the vesting of the Options, the expiry of the Options and any other terms and conditions of the grant.

In the event the Board makes no specific determination as to the terms of an option, the default terms are as follows:

● Options shall expire after a period of five years.

● 1/3 of the Option grant shall vest after one year; 1/3 of the Option grant shall vest after two years; and 1/3 after three years

● if the expiration date for an Option falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period.

Market Price

The Option Plan provides that the exercise price of an Option shall not be less than the Market Price, which price is defined as the closing price of the common shares on the last trading date prior to the date on which the Option grant is approved by the Board; provided that if such Board approval occurs during a Blackout Period then such last trading date shall be deemed to be the trading date immediately preceding the date the Blackout Period expires.

Cashless Exercise

The Company may permit an Optionee to elect to pay the Option Price by authorizing a third-party to sell Shares (or a sufficient portion of such Shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Option Price and any tax withholding resulting from such exercise.

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Insider Participation Limit

The Option Plan limits insider participation such that the maximum number of shares (i) issuable at any time and (ii) issued within any one-year period, to insiders under the Option Plan and any other security based compensation arrangement is 10% of the total number of common shares then issued and outstanding.

Termination and Retirement

The Option Plan provides that, in the event a participant is (i) terminated without cause, any vested Options granted to such participant will cease to be exercisable within a period of 60 days after the termination date or such longer period as determined by the Board (and the Board has the discretion to allow unvested Options to vest on the termination date or in accordance with any vesting schedule); and (ii) terminated for cause, each Option will cease to be exercisable immediately upon the termination date.

The Option Plan is silent with respect to which of the above provisions applies in the event of Resignation.

The Option Plan provides that, in the event of Retirement, the Options shall continue to vest and be exercisable in the normal course during the term of the Option.

Change of Control

If the Board determines a change of control is imminent, the Company may give written notice to all Option holders advising them that, within 30 days of receiving such notice, each holder must advise the Board whether it desires to exercise its Options (including those that have not yet vested) prior to the closing of the change of control transaction. If the holder fails to notify the Board of its intent to exercise within such 30 day period, all rights of the holder will terminate so long as the proposed transaction is completed within 180 days.

If a change of control occurs and the Option Plan remains in effect and an Option holder is subject to termination within 12 months (other than "for cause" or as a result of Resignation), all Options outstanding shall immediately become exercisable.

If a change of control occurs and the Option Plan does not continue (and isn't replaced), or in the event of a wind-up, dissolution or liquidation, all Options shall immediately become exercisable.

Amendment Procedure

Subject to receipt of any required regulatory approval, the Board may, in its sole discretion, make the following amendments to the Option Plan:

(a) amending typographical, clerical and grammatical errors;

(b) reflecting changes to applicable securities laws;

(c) changing the termination provisions of an Option or the Option Plan which do not entail an extension beyond the original expiry date;

(d) including the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(e) ensuring that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Optionee may from time to time be resident or a citizen.

Notwithstanding the foregoing, the Company shall obtain requisite shareholder approval in respect of amendments to the Option Plan, to the extent such approvals are required by any applicable laws or regulations.

Assignment

Upon written notice from an Eligible Individual, any Option that might otherwise be granted to that Eligible Individual will be granted, in whole or in part, to an RRSP or a Holding Company. Otherwise, an Option is personal to the Optionee and is non-assignable.

98 | 2025 HUDBAY MINERALS INC.

SCHEDULE "C"

VIRTUAL AGM USER GUIDE 2025

If you do not have a control number, you will not be able to participate, vote or ask questions at the Meeting. You may listen only as a Guest.

To obtain a control number, you must appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, using the instructions set out in the management information circular.

Attending the Meeting:

This year we will be conducting a virtual AGM, giving you the opportunity to attend the AGM online, using your smartphone, tablet or computer. You will be able to view a live audio webcast of the meeting, ask the board questions and submit your votes in real time.

By participating online, registered shareholders, non-registered shareholders and guests will be able to listen to a live audio cast of the meeting. Registered shareholders and non-registered shareholders with a registered control number may also ask questions online.

If you have voting rights, select "Login". and enter your Control Number provided on your form of proxy or voting information form ("VIF").

Go to: https://meetings.lumiconnect.com/400-977-863-046

Meeting ID: 400-977-863-046

Password: hudbay2025 (case sensitive)

Guests

If you do not have voting rights, select "Guest" and fill in the form.

Registered shareholders with voting rights

If you were a registered shareholder on the record date, you may vote online by clicking on 'I have a Control Number' and entering your twelve digit TSX Control Number on your Form of Proxy and the password hudbay2025 (case sensitive).

Non-registered shareholders with voting rights

If you are a non-registered shareholder (being a shareholder who holds their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) you should carefully follow the instructions set out on your VIF and in the management information circular to appoint and register yourself as proxy.

You will not be recognized at the Meeting for the purpose of voting shares registered in the name of an intermediary unless you appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75.

Participating at the Meeting:

When successfully authenticated, the info screen will be displayed. You can view company information, ask questions and watch the audio webcast.

Navigation

If you would like to watch the audio webcast press the broadcast icon. If viewing on a computer, the audio webcast will appear at the side automatically once the meeting has started.

Voting

Once the voting has opened, the resolutions and voting choices will be displayed.

To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show that your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.

Questions

Any voting member attending the meeting is eligible to ask questions.

If you would like to ask a question, select the messaging icon. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

For assistance, please send an email to lumicanada@lumiglobal.com or dial 1-866-449-3664.

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